FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of the Minutes of the 589th Meeting of the Board of Directors Held on March 5, 2014

2.	Summary of Principal Decisions of the 589th Meeting of the Board of Directors Held on March 6, 2014

3.	Material Announcement Dated March 6, 2014: Acquisition of further interest in Madeira Energia S.A.

4.	Market Announcement Dated March 7, 2014: Cemig forms consortium with EPM of Colombia for privatization of utility Isagén

5.	Market Announcement Dated March 7, 2014: Reply to BM&FBovespa inquiry GAE 489/14, of February 28, 2014

6.	Summary of Principal Decisions of the 590th Meeting of the Board of Directors Held on March 13, 2014

7.	Convocation of the Ordinary and Extraordinary General Meetings of Stockholders to be Held on April 30, 2014

8.	2013 Results - Earnings Release

9.	Notice to Stockholders Dated March 24, 2014: Proposal for Payments of Dividends

10.	2013 Results — Presentation

11.	Summary of Principal Decisions of the 591st Meeting of the Board of Directors Held on March 27, 2014

12.	Summary of Principal Decisions of the 592nd Meeting of the Board of Directors Held on March 27, 2014

13.	Market Announcement Dated April 1, 2014: Reply to BM&FBovespa inquiry GAE 837/14, of April 1, 2014

14.	Market Announcement Dated April 7, 2014: Aneel decides tariff increases for Cemig Distribution — Press Release

15.	Market Announcement Dated April 7, 2014: Aneel decides tariff increases for Cemig Distribution — Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Officer for Finance and Investor Relations

Date: April 9, 2014

1. Summary of the Minutes of the 589th Meeting of the Board of Directors Held on March 5, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  —  CNPJ 17.155.730/0001-64  —  NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 589TH MEETING

Date, time and place:	March 5, 2014 at 9 a.m. at the company’s head office,
Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair:	Dorothea Fonseca Furquim Werneck;
	Secretary:	Anamaria Pugedo Frade Barros

Summary of proceedings:

I                               Conflict of interest: All board members present said they had no conflict of interest in relation to the matters on the agenda, and all stated there was no such conflict of interest, except:

Paulo Roberto Reckziegel Guedes,	Saulo Alves Pereira Junior,	Bruno Magalhães Menicucci,
Newton Brandão Ferraz Ramos,	Tarcísio Augusto Carneiro,	José Augusto Gomes Campos, and
and Marina Rosenthal Rocha,

• who stated that they had conflict of interest in relation to the item relating to the Prothea Project.

These Board Members withdrew from the meeting room at the time of discussion and voting on this matter, returning to proceed with the meeting after the vote on the matter had been taken.

II                          The Board approved:

a)             The new calendar of meetings of the Board of Directors for 2014.

b)             The Prothea Project, which refers to:

Signature, between Fundo de Investimento em Participações Melbourne — FIP Melbourne, in which Cemig Geração e Transmissão S.A. (Cemig GT) is a unit holder, as Purchaser, and Andrade Gutierrez Participações S.A. (“AGP”), as Vendor, of a share purchase agreement for the purchase, subject to certain conditions, of 83% of the total shares and 49% of the voting shares in SAAG Investimentos S.A. (“SAAG”), which, by the completion date of the transaction (“the Closing Date”), will own 12.4% of Madeira Energia S.A. (Mesa).

This acquisition will be structured through Equity Investment Funds (FIPs), and other vehicles, in which Cemig GT will have minority stockholdings. Thus Cemig will not have more than 50% (fifty per cent) of the voting stock in any vehicle, and no more than 50% (fifty per cent) of the net asset value of any of the FIPs, thus preserving the private-sector nature of the structure.

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The price of this acquisition will be R$ 835,384,911 (eight hundred thirty five million three hundred eighty four thousand nine hundred and eleven Reais), which will undergo monetary adjustment by the IPCA (Amplified National Consumer Price) Index from December 31, 2013 up to the Closing Date, augmented by any capital injections made by AGP in SAAG up to the Closing Date, less any dividends declared by SAAG to AGP up to the Closing Date

The conclusion of the transaction continues to be subject to other conditions precedent, including approval by the Brazilian monopolies authority (Cade) and the Brazilian electricity regulator, Aneel.

c)              The minutes of this meeting.

III                     The Board ratified the presentation of the Indicative Non-binding proposals to Petrobras Gás S.A. — Gaspetro.

IV                      Abstention: The Board Member Franklin Moreira Gonçalves abstained from voting on the matter relating to the Prothea Project.

V                           Comment: The Chief Officer Fernando Henrique Schüffner Neto spoke on matters of interest to the Company.

The following were present:

Board members:	Dorothea Fonseca Furquim Werneck,	Bruno Magalhães Menicucci,
	Djalma Bastos de Morais,	Franklin Moreira Gonçalves,
	Fuad Jorge Noman Filho,	Newton Brandão Ferraz Ramos,
	Guy Maria Villela Paschoal,	Tarcísio Augusto Carneiro,
	João Camilo Penna,	Adriano Magalhães Chaves,
	Joaquim Francisco de Castro Neto,	José Augusto Gomes Campos,
	Paulo Roberto Reckziegel Guedes,	Luiz Augusto de Barros,
	Saulo Alves Pereira Junior,	Marco Antonio Rodrigues da Cunha,
	Tadeu Barreto Guimarães,	Marina Rosenthal Rocha,
	Wando Pereira Borges,	Paulo Sérgio Machado Ribeiro;
Chief Officer:	Fernando Henrique Schüffner Neto;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

2. Summary of Principal Decisions of the 589th Meeting of the Board of Directors Held on March 6, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64  —  NIRE 31300040127

BOARD OF DIRECTORS

Meeting of March 6, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 589th meeting, held on March 6, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.              New timetable for meetings of the Board of Directors in 2014.

2.              Prothea Project.

3.              Non-binding, indicative proposal.

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. Material Announcement Dated March 6, 2014:  Acquisition of further interest in Madeira Energia S.A.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ: 17.155.730/0001-64  —  NIRE 31300040127

MATERIAL ANNOUNCEMENT

Acquisition of further interest in Madeira Energia S.A.

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission, the São Paulo Stock Exchange (BM&FBovespa) and the market — in compliance with CVM Instruction 358/2002, as amended — as follows:

On March 11, 2014, the investment fund Fundo de Investimento em Participações Melbourne — FIP Melbourne (“the Fund”), in which Cemig Geração e Transmissão S.A. (Cemig GT) is a unit holder, as Purchaser, represented by Banco Modal S.A., signed a share purchase agreement with Andrade Gutierrez Participações S.A. (“AGP”), as Vendor, governing the purchase, subject to certain conditions, of 83% (eighty three per cent) of the total share capital and 49% (forty nine per cent) of the voting shares in SAAG Investimentos S.A. (“SAAG”).

By the completion date of the transaction (“the Closing Date”), SAAG will own 12.4% (twelve point four per cent) of Madeira Energia S.A. (Mesa). The transaction was the subject of a decision by the Board of Directors of Cemig GT at its meeting on March 6, 2014.

The acquisition will be structured through Equity Investment Funds (FIPs), and other vehicles, in which Cemig GT will have minority stockholdings. Thus Cemig will not have more than 50% (fifty per cent) of the voting stock in any vehicle, and no more than 50% (fifty per cent) of the net asset value of any of the FIPs, thus preserving the private-sector nature of the structure.

The price of this acquisition will be R$ 835,384,911 (eight hundred thirty five million three hundred eighty four thousand nine hundred and eleven Reais), which will undergo monetary adjustment by the IPCA (Amplified National Consumer Price) Index from December 31, 2013 up to the Closing Date, augmented by any capital injections made by AGP in SAAG up to the Closing date, less any dividends declared by SAAG to AGP up to the Closing date.

The conclusion of the transaction continues to be subject to other conditions precedent, including approval by the Brazilian monopolies authority (Cade) and the Brazilian electricity regulator, Aneel.

Cemig will keep stockholders and the market opportunely and appropriately informed on the conclusion of this transaction.

Belo Horizonte, March 6, 2014.

Arlindo Porto Neto

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. Market Announcement Dated March 7, 2014:  Cemig forms consortium with EPM of Colombia for privatization of utility Isagén

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  —  CNPJ 17.155.730/0001-64  —  NIRE 31300040127

MARKET ANNOUNCEMENT

Cemig forms consortium with EPM of Colombia for privatization of utility Isagén

In line with its commitment to the best corporate governance practices, Cemig (Companhia Energética de Minas Gerais — a listed company with securities traded on stock exchanges of São Paulo, New York and Madrid), hereby reports to its stockholders and the market as follows:

Cemig has formed a consortium with Empresas Públicas de Medellín (“EPM”), a Colombian utility company, to participate in the process of privatization of the Colombian utility Isagén.

EPM is a group of 58 companies — 38 in Central America, Mexico, Chile, the US and Spain, and 20 in Colombia — operating in electricity, telecommunications, gas and water. In Colombian electricity, EPM has market shares of 23% in generation, 6% in transmission, and 25% in distribution and trading. One of its most important projects under construction is Ituango, which will be the largest hydroelectric plant in Colombia, with generation capacity of 2,400 MW.

Isagén’s six current generating plants have total generation capacity of 2,212MW, of which 86.43% (1,912MW) is hydroelectric, and 13.57% (300MW) is thermoelectric.

The opportunity is in line with Cemig’s development strategy set out in its Long-Term Strategic Plan. The Plan aims for balanced growth in the segments of generation, transmission and distribution of electricity, both organically, through new projects, and also through mergers and acquisitions — its principal commitment being to sustainable growth and addition of value for Cemig’s stockholders in the long term. EPM operates assets that have strategic significance, which is why Cemig believes a partnership with it could be of mutual interest for both companies.

Cemig reaffirms its commitment to seek investment opportunities that meet the requirements of profitability established by its stockholders; and to publish all and any material information as and when any stockholding ownership transaction takes place.

Belo Horizonte, March 7, 2014.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. Market Announcement Dated March 7, 2014:  Reply to BM&FBovespa inquiry GAE 489/14, of February 28, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  —  CNPJ 17.155.730/0001-64  —  NIRE 33300266003

MARKET ANNOUNCEMENT

Reply to BM&FBovespa inquiry GAE 489/14, of February 28, 2014

Question asked by BM&F BOVESPA

Considering the completion of the period for stockholders to state dissent in relation to indirect acquisition, through your subsidiary Chipley SP Participações S.A., of 51% of the total and voting stock of the company Brasil PCH SA, approved at the Extraordinary General Meeting of Stockholders of January 30, 2014, we request you to state, by March 7, 2014, whether your Company will reconsider or ratify the said acquisitions, as is optional under Article 137, Paragraph 3 of Law 6404/76, as amended by Law 10303/2001.

We further request you to state the date of payment of the amount of the reimbursement due to the dissident stockholders.

Reply by CEMIG

Dear Sirs,

In reply to the request by BM&FBovespa, through its Official Letter GAE/CREM 489/14, of February 28, 2014, we ratify the indirect acquisition, through the subsidiary Chipley SP Participações S.A., of 51% of the total and voting stock of the company PCH S.A., as approved by the Extraordinary General Meeting of Stockholders of January 30, 2014. Payment for this acquisition was made on February 14, 2014, as stated in the corresponding Market Announcement.

Additionally, we advise you that the payment to the stockholders who stated their wish to exercise their right to withdraw, specified in Paragraph 2 of Article 256 of Law 6404/76, as stated in the Market Announcement of January 31, 2014, will be made on March 28, 2014.

The payment in relation to the shares deposited in custody at CBLC (Companhia Brasileira de Liquidação e Custódia — the Brazilian Settlement and Custody Company) will be credited to that entity on the same date and the Depositary Brokers will be responsible for passing the amounts through to stockholders.

Belo Horizonte, March 7, 2014.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. Summary of Principal Decisions of the 590th Meeting of the Board of Directors Held on March 13, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64  —  NIRE 31300040127

BOARD OF DIRECTORS

Meeting of March 13, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 590th meeting, held on March 13, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.              Report of Management and Financial Statements for the year 2013.

2.              Allocation of net profit for 2013.

3.              Constitution and reversal of operational provisions in 2013.

4.              Technical feasibility study for offsetting of tax credits.

5.              Orientation of vote in the Ordinary and Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT.

6.              Increase in the share capital of Mariana Transmissora de Energia Elétrica S.A., and orientation of vote in meetings of Taesa.

7.              Orientation of vote in meetings of Taesa.

8.              Nomination of Managers for Axxiom.

9.              Signature of amendment / Netuno Project.

10.       Increase in the share capital of Cemig Overseas.

11.       Convocation of the Ordinary and Extraordinary General Meetings, to be held on April 30, 2014 at 11 a.m.

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. Convocation of the Ordinary and Extraordinary General Meetings of Stockholders to be Held on April 30, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY — CNPJ 17.155.730/0001-64 — NIRE 31300040127

ORDINARY AND EXTRAORDINARY

GENERAL MEETINGS OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Ordinary and an Extraordinary General Meeting of Stockholders, to be held, concurrently, on April 30, 2014 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, in the city of Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1                 Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2013, and their complementary documents.

2                 Allocation of the Net profit for the 2013 business year, in the amount of R$ 3,103,855,000, and of the balance of retained earnings, in the amount of R$ 109,056,000.

3                 Decision on the form and date of payment of dividends, and Interest on Equity, in the amount of R$ 1,655,602,000.

4                 Election of the sitting and substitute members of the Audit Board, due to the completion of their period of office; and setting of their remuneration.

5                 Election of the sitting and substitute members of the Board of Directors, due to the completion of their current period of office.

6                 Setting of the remuneration of the Company’s Managers.

7                 Orientation of the vote of the Company’s representative(s) in the Ordinary and Extraordinary General Meetings of Stockholders of Cemig Distribuição S.A. (“Cemig D”), also to be held on April 30, 2014, as to the following:

a)             Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2013, and their complementary documents.

b)             Proposal for allocation of the net profit for 2013, in the amount of R$ 490,254,000.

c)              Decision on the form and date of payment of dividends and Interest on Equity, in the amount of R$ 263,600,000.

c)              Election of the sitting and substitute members of the Board of Directors, if there is alteration in the composition of the Board of Directors of Cemig.

e)              Election of the sitting and substitute members of the Audit Board, due to the completion of their period of office.

8                 Orientation of the vote(s) of the Company’s representative in the Ordinary and Extraordinary General Meetings of Stockholders of Cemig Geração e Transmissão S.A (“Cemig GT”), also to be held on April 30, 2014 as to the following:

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

a)             Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2013, and their complementary documents.

b)             Allocation of

•                  the net profit for the business year 2013, in the amount of R$ 1,811,374,000, and

•            the balance of retained earnings in the amount of R$ 94,008,000.

c)              Decision on the form and date of payment of

•            dividends, and Interest on Equity, in the amount of R$ 986,522,000.

d)             Capital increase:

Authorization, verification and approval of an increase in the share capital of Cemig GT:

• from:	R$	893,192,096.76
• to:	R$	1,700,000,000.00	,

without issuance of new shares, through capitalization of

	R$	806,807,903.24,
comprising:	R$	419,870,518.58	from the balance of the Legal Reserve;
and	R$	386,937,384.66	from part of the Earnings Retention Reserve;

and consequent alteration of the head paragraph of Clause 5 of the by-laws of Cemig GT.

e)              Election of the sitting and substitute members of the Board of Directors, if there is any change in the composition of the Board of Directors of Cemig.

f)               Election of the sitting and substitute members of the Audit Board, due to the completion of their period of office.

Under Article 3 of CVM Instruction 165 of December 11, 1991, adoption of the multiple voting system for election of members of the Company’s Board requires the vote of stockholders representing a minimum percentage of 5% (five per cent) of the voting stock.

Any stockholder who wishes to be represented by proxy at the said General Meetings of Stockholders should obey the terms of Article 126 of Law 6406/1976, as amended, and of the sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by April 28, 2014, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office at Av. Barbacena 1200, 19th floor, B1 Wing, Belo Horizonte, MG, Brazil.

Belo Horizonte March 13, 2014.

Dorothea Fonseca Furquim Werneck

Chair, Board of Directors

PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS

TO BE HELD, CONCURRENTLY, BY

APRIL 30, 2014

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig,

•  whereas:

a)             Article 192 of Law 6404 of 15-12-1976 as amended, and Clauses 27 to 31 of the by-laws, govern the holding of an annual meeting;

b)             the Financial Statements for 2013 present net profit of R$ 3,103,855,000, and a balance of retained earnings of R$ 109,056,000 arising from realization of the Reserve for Adjustments to Stockholders’ Equity, and it is the duty of the Board of Directors to make a proposal to the Annual General Meeting for allocation of the Company’s net profit;

c)              Cemig Distribuição S.A. (“Cemig D”) and Cemig Geração e Transmissão S.A. (“Cemig GT”) are wholly-owned subsidiaries of Companhia Energética de Minas Gerais (“Cemig”);

d)             Cemig D is scheduled to hold Ordinary and Extraordinary General Meetings of Stockholders, together, on or before April 30, 2014;

e)              Cemig G is scheduled to hold Ordinary and Extraordinary General Meetings of Stockholders, together, on or before April 30, 2014;

f)               Clause 21, § 4 sub-Clause “g”, of the by-laws of Cemig states:

g)              “Clause 21 —  ...

§4          The following matters shall require a decision by the Executive Board:   ...

g)              approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Business Development Officer and the Chief Finance and Investor Relations Officer, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the multi-year Strategic Implementation Plan;

•  now proposes to you as follows:

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

I)               Allocation of

• the net profit for the business year 2013, in the amount of	R$	3,103,855,	and of
• the balance of retained earnings, in the amount of	R$	109,056,000	as to:

a)             R$ 1,655,602,000 as dividends, to the Company’s stockholders, comprising:

1)             R$ 533,149,000 in the form of Interest on Equity, as per Board Spending Decisions CRCA 099/2013 of October 11, 2013, and CRD 452/2013 of December 6, 2013, to those stockholders whose names were on the company’s Nominal Share Register on December 5, 2013;

2)             R$ 1,122,453,000 in the form of dividends for 2013, to those stockholders whose names are on the company’s Nominal Share Register on the day on which the Ordinary General Meeting of Stockholders is held;

b)             R$ 1,557,309,000 to be held in Stockholders’ equity in the account Reserve under the by-laws, provided for by sub-clause “c” of the sole sub-paragraph of Clause 28 and by Clause 30 of the said by-laws.

• the payments of dividends to be made in two equal installments, by June 30 and December 30, 2014, in accordance with the availability of cash and at the option of the Executive Board.

Appendix 1 summarizes the calculation of the dividends proposed by Management, in accordance with the Bylaws.

II)          That the representative(s) of Cemig in the Ordinary and Extraordinary General Meetings of stockholders of Cemig GT and Cemig D, both to be held by April 30, 2014, should vote in favor of the matters on the agenda, that is to say the following:

Cemig D:

a)             Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2013, and the respective complementary documents.

Allocation of the net profit for 2013, in the amount of R$ 490,254,000.

Decision on the form and date of payment of dividends, and of Interest on Equity, in the amount of R$ 263,600,000.

Election of the sitting and substitute members of the Board of Directors, if there is a change in the composition of the Board of Directors of Cemig.

e)              Election of the sitting and substitute members of the Audit Board, due to the completion of their period of office.

Cemig GT:

a)             Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2013, and the respective complementary documents.

b)             Allocation of

•                  the net profit for the business year 2013, in the amount of R$ 1,811,374,000, and of

•                  the balance of retained earnings in the amount of R$ 94,008,000.

c)              Decision on the form and date of payment of dividends, and of Interest on Equity, in the amount of R$ 986,522,000.

d)             Capital increase:

Authorization, verification and approval of an increase in the share capital of Cemig GT:

• from:	R$	893,192,096.76
• to:	R$	1,700,000,000.00	,

without issuance of new shares, through capitalization of

R$ 806,807,903.24,

comprising:	R$	419,870,518.58	from the balance of the Legal Reserve;

and       R$            386,937,384.66 from part of the Earnings Retention Reserve;

e)              Consequent redrafting of the Head paragraph of Clause 5 of the by-laws of Cemig GT, to the following:

“Clause 5                                     The Company’s registered capital is R$ 1,700,000,000.00 (one billion seven hundred million Reais), represented by 2,896,785,358 (two billion, eight hundred ninety six million, seven hundred eighty five thousand, three hundred fifty eight) nominal common shares without par value.”

g)              Election of the sitting and substitute members of the Board of Directors, if there is a change in the composition of the Board of Directors of Cemig.

h) Election of the sitting and substitute members of the Audit Board, due to the completion of their period of office.

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that it will be approved.

Belo Horizonte, March 13, 2014.

Dorothea Fonseca Furquim Werneck	Paulo Roberto Reckziegel Guedes
Djalma Bastos de Morais	Tadeu Barreto Guimarães
Arcângelo Eustáquio Torres Queiroz	Wando Pereira Borges
Eduardo Borges de Andrade	Bruno Magalhães Menicucci
Guy Maria Villela Paschoal	José Augusto Gomes Campos
Joaquim Francisco de Castro Neto	Newton Brandão Ferraz Ramos

8. 2013 Results - Earnings Release

PUBLICATION OF 2013 RESULTS

CEMIG REPORTS NET PROFIT OF R$3,104 BILLION

IN 2013

Highlights

•                  2013 Ebitda: R$5.2 billion.

•                  2013 Net revenue R$14.6 billion.

•                  2013 result includes R$208mn net gain on disposal of an investment.

•                  2013 Equity method accounting gain R$764 mn.

R$’000	2013	2012	Change %
Electricity sold, GWh (excluding CCEE)	61,521	59,584	3.24
Sales via CCEE	1,193,262	387,164	208.21
Gross Revenue	19,389,625	20,272,493	(4.36)
Net revenue	14,627,280	14,137,358	3.47
Ebitda (IFRS)	5,186,139	4,237,889	22.38
Ebitda (IFRS + Proportional consolidation)	5,982,627	5,083,158	17.70
Ebitda Adjusted for Regulatory assets and liabilities	4,934,228	5,147,940	(4.15)
Ebitda Adjusted for non-recurring items*	4,962,127	4,343,100	14.25
Net profit	3,103,855	4,271,685	(27.34)
Net profit adjusted for non-recurring items*	2,954,792	2,693,614	9.70
Net profit adjusted for Regulatory assets and liabilities	2,967,066	4,875,043	(39.14)

*Adjusted for non-recurring items — see page 11

Conference call

Publication of 2013 results

Video webcast and conference call

March 24, 2014 (Monday), at 3 PM — Brasília time

This transmission on Cemig’s results will have simultaneous translation into English and can be seen in real time by Video Webcast, at http://ri.cemig.com.br — or heard by conference call on:

+ 55 (11) 3193 8000

Password: CEMIG

Playback of Video Webcast:	Playback of conference call:
Website: http://ri.cemig.com.br	Tel.: (11) 3193-8000
Click on the banner and download.	Password:
Available for 90 days	CEMIG Português
Available from March 24 to April 7, 2014

Cemig Investor Relations

http://ri.cemig.com.br/

ri@cemig.com.br

Tel.:                        (+55 — 31) 3506 5024

Fax:        (+55 — 31) 3506 - 5025

Cemig’s Executive Investor Relations Team

•                  Chief Finance and Investor Relations Officer

Luiz Fernando Rolla

•                  General Manager, Investor Relations

Antonio Carlos Vélez Braga

•                  Manager, Investor Market

Stefano Dutra Vivenza

CEMIG

Contents:

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, Cemig’s results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could originate different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) and in the 20-F Form filed with the U.S. Securities and Exchange Commission (SEC).

From the CEO and CFO

Cemig’s Chief Executive Officer, Mr. Djalma Bastos de Morais, comments:

“The results for 2013 are in line with the guidelines set in our Long-term Strategic Plan. Our strategy of sustainable growth to add value to the Company’s business was translated, in 2013, into various transactions focusing on providing stockholders with attractive returns on their investments. Examples are:

•            Cemig’s entry into the controlling stockholding block of Renova,

•            the acquisition of a controlling interest in Brasil PCH;

•            structuring of the Energy Generation Alliance (Aliança Geração de Energia) with Vale to be a new growth vehicle for Cemig’s growth; and

•            the transfer of TBE to Taesa, as a way of expanding Taesa’s capacity to deal with the present challenges of the electricity sector.

In a reaffirmation of the Company’s commitment to quality of electricity supply, Cemig D (Distribution) also invested R$ 527 million in improvements to the electricity system, which coincide with the World Cup.”

Cemig’s CFO, Mr. Luiz Fernando Rolla, adds:

“In 2013 Cemig continued to generate robust cash flow, through its diversified portfolio of businesses and high levels of operational efficiency. Ebitda (IFRS) in the year was R$ 5.2 billion, up 22.4% from 2012.

Net profit in 2013 was R$ 3.1 billion, and at the end of the year the Company was holding available cash of R$ 3.2 billion. These figures guarantee continuation of the Company’s projects through execution of the Long-term Strategic Plan, and its policies on dividends and debt management — making Cemig an increasingly solid company, with efficient corporate management.”

Economic context

In the world economy, several events stand out in fourth quarter 2013 (4Q13). In the USA, possibly the most important was the process of the Federal Reserve’s decision on the right moment to start reducing its monetary stimuli to the US economy (its asset purchase package was injecting US$85 billion/month into the US economy).

Tapering: Investors worldwide were closely monitoring indicators that could influence the Fed’s decision, and this added a high level of volatility to global financial markets. Speculations on the date for start of the reduction of those stimuli pressured the dollar, which appreciated from R$2.16/US$ at the beginning of October to R$2.30/US$ at the end of the year. At the beginning of December the Fed managed to calm markets by expressing a strategy of gradual and transparent withdrawal of the stimuli, and saying it would keep the program intact in 2013, only beginning to reduce its scale in January 2014 — which in fact took place.

US debt ceiling: Another factor causing apprehension was the fiscal impasse in the USA over fears of the government exceeding its ceiling, resulting in partial paralysis of the US government. The issue was resolved with a budget agreement in the US Congress and suspension of the debt ceiling until February 2014 — but not before contributing to a reduction in business and consumer confidence, and feeding the expectation that there would be a negative impact for GDP.

In Europe, confidence indicators signal that the region continues on a path of economic recovery, even if gradual and irregular. The Eurozone’s banking sector has made progress in its restructuring, though it still has a degree of vulnerability. Among the main challenges we see are persistent high unemployment in most of the countries, and a risk of deflation — a negative incentive to consumption and, consequently, to economic recovery for the region. Although Eurostat figures say growth in the Eurozone’s GDP in 4Q13 was 0.3%, compared to a forecast of 0.2%, growth in the whole of 2013 was a negative 0.4%. Unemployment throughout the bloc remained stable at 12% in December 2013.

In China, high levels of investment and the associated loans in recent years generated vulnerabilities that brought with them risks for the Chinese banking sector. Recognizing these risks, the government created restructuring programs to change the focus of the Chinese economy’s growth from investment to internal consumption and services, as indicated by the World Bank. This has some potential for negative impact on emerging economies that are China’s trading partners, such as Brazil, since a more sustainable growth of the Chinese economy will probably mean lower growth, and hence less demand for commodities.

Brazilian responses: In this context, Brazil had to have recourse to certain strategies to ensure keeping the foreign investor in the domestic market, although this has become increasingly difficult. The Central Bank maintained its program of daily foreign exchange swaps — which was implemented in August 2013, and was one of the reasons that prevented the dollar going above R$2.34 at the close of 2013. In early 2014, however, the dollar moved above R$2.40, amid uncertainty on the Brazilian economy, thus increasing inflationary pressures. These, added to the deterioration of Brazil’s fiscal situation, were responsible for the increase in the Selic rate by one percentage point in 4Q13, closing the year at 10.0% — and subsequently increased to 10.75% by March 2014.

Brazilian economic activity: IBGE reported Brazilian GDP up 0.7% year-on-year (YoY) in 4Q13, led by services, after being down 0.5% YoY in the third quarter (3Q13); and up 2.3% in 2013 — at the upper limit of analysts’ projections. By sector grouping, industrial GDP was down 0.2% YoY in 4Q13, though up 1.3% in full-year 2013. The contribution of services to GDP was up 0.7% in the quarter, and up 2.0% in the year; and farming GDP was flat YoY in 4Q, though up 7.0% in the whole year. IBGE reported GDP of services increasing as a percentage of total GDP from 68.7% in 2012 to 69.4%, while industry’s percentage contribution fell from 26% to 24.9%, its lowest percentage since 2000.

On the demand side, investments were the highlight. Brazilian gross capital formation was up 6.3% in 2013, led by increased production of machinery and equipment. Private consumption was up 2.3%, reflecting higher inflation. At the same time, imports were up 8.4%, compared to an increase of only 2.5% in exports.

Confidence: Brazil’s Industrial Entrepreneur Confidence Index rose from October to November, was flat in December — then, reversing a trend, began to fall, showing Brazilian industry’s apprehension on the present situation, and future expectations —

indicating that 2014 will be a year in which industry will have to overcome challenges to consolidate its recovery.

Minas Gerais GDP: In Minas Gerais, in particular, according to the most recent data from the João Pinheiro Foundation, the State’s GDP began to resume faster growth, after three quarters of only moderate expansion. Year-on-year growth in 4Q13 was 1.1%, compared to YoY comparisons of 0.4% and 0.3% for 3Q13 and 2Q13. Already in the year, the economy grew 0.5%. Growth in the services and farming sectors totaled 2.2% and 0.5%, respectively, contrasting with a contraction of 1.8% in the State’s industrial GDP in the period.

Brazilian electricity consumption: According to the Brazilian government’s Electricity Research Company (EPE), total electricity consumption in Brazil’s national grid was up 3.5% in 2013 from 2012. The Residential user category was the largest contributor to this growth, with an increase of 6.1% in the year, basically reflecting the higher number of consumers (up 3.5% from 2012) and also higher average consumption per home (up 2.5% from 2012, due to greater ownership and use of household appliances, partly due to the Minha Casa Melhor (“My Better Home”) program, launched in June 2013, which encouraged acquisition of appliances.

Consumption by the Commercial and services user category also maintained its strong rate of expansion from the previous year, with further growth of 5.7% in 2013, although this represented slower growth than the increase of 7.9% in 2012. Consumption of electricity by Industrial users, however, posted growth of only 0.6% in 2013 — reflecting weak activity in electricity intensive sectors, such as mining and metallurgy.

Consumption in Minas Gerais: In Cemig’s market in particular, sales to final consumers (consolidated result) were down 1.7% by volume in 2013 from 2012: volume sold to the Residential sector was up 6.8%, and to the Commercial sector up 5.6%, while sales to the Industrial sector were down 7.8%. Industrial production  in the State of Minas Gerais was down 1.3% in 2013 — by sector, it was down in 9 of the 13 activities surveyed, led by vehicles (–7.6%), mining (-6.2%), basic metallurgy (–3.1%) and metal products (–7.7%).

Performance of Cemig’s shares

Security	Ticker	Currency	Close of 2012	Close of 2013	Change
Cemig PN	CMIG4	R$	14.04	14.01	–0.20%
Cemig ON	CMIG3	R$	13.65	14.20	4.00%
ADR PN	CIG	U$	6.72	5.96	–11.31%
ADR ON	CIG C	U$	7.21	6.27	–13.03%
Ibovespa	Ibovespa		60,952	51,507	–15.50%
IEEX	IEEX		28,792	26,250	–8.83%

Source: Economática.

Trading volume: In Brazil, Cemig’s preferred shares (CMIG4) traded R$18.5 billion in 2013, of which R$3.3 billion in the fourth quarter — maintaining the position of CMIG4 as one of the four most liquid stocks in the Brazilian electricity sector, and one of the most traded in the Brazilian capital market.

In New York: On the NYSE, the ADRs for our preferred shares (CIG) traded US$ 1.4 billion in the fourth quarter and approximately US $7 billion in full-year 2013 — reflecting recognition by the investor market and reaffirming Cemig as a global investment option.

Cemig and the Brazilian index: The Bovespa index (Ibovespa), reflecting performance of the São Paulo stock exchange, fell 15.5% in 2013, closing at 51,507 points. We interpret the reduction as reflecting declining investor optimism on the Brazilian economy.

Cemig’s shares outperformed the Ibovespa: the common shares were up 4.0% in the year, and the preferred shares almost unchanged, with a fall of 0.20%.

Cemig shares vs. indices, 2012-2013

Cemig’s long-term ratings

The leading risk rating agencies maintained their long-term outlook for Cemig’s credit rating, as follows:

	Cemig		Cemig D		Cemig GT
Agency	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	AA(bra)	Negative	AA(bra)	Negative	AA(bra)	Negative
S&P	-	-	BrAA+	Stable	BrAA+	Stable
Moody´s	Ba1	Negative	Baa3	Negative	Baa3	Negative

Adoption of international accounting standards

The results presented below are in accordance with the new Brazilian accounting rules, in accordance with the process of harmonization of Brazilian rules to International Financial Reporting Standards (“IFRS”).

PROFIT AND LOSS ACCOUNTS

Consolidated R$’000	2013	2012	Change %
REVENUE	14,627,280	14,137,358	3.47

OPERATIONAL COSTS
Electricity bought for resale	(5,207,283)	(4,682,636)	11.20
Charges for the use of the national grid	(575,050)	(883,049)	(34.88)
Personnel and managers	(1,284,082)	(1,173,528)	9.42
Employees’ and managers’ profit shares	(221,399)	(238,795)	(7.28)
Post-retirement liabilities	(175,406)	(133,991)	30.91
Materials	(122,895)	(73,121)	68.07
Outsourced services	(916,990)	(906,501)	1.16
Depreciation and amortization	(823,668)	(763,168)	7.93
Royalties for use of water resources	(130,895)	(184,957)	(29.23)
Operational provisions	(305,239)	(670,792)	(54.50)
Infrastructure construction cost	(974,977)	(1,335,787)	(27.01)
Other	(494,072)	(481,762)	2.56
TOTAL COST	(11,231,956)	(2,611,2837)	(2.57)

Equity method gains (losses)	763,808	865,450	(11.74)
Gain on disposal of investment	284,298	—	—
Unrealized profit on disposal of investment	(80,959)	—	—

Profit before Financial revenue (expenses) and taxes	4,362,471	3,474,721	25.55

Financial revenues	885,503	2,923,427	(69.71)
Financial expenses	(1,193,978)	(1,293,882)	(7.72)
Pretax profit	4,053,996	5,104,266	(20.58)

Current and deferred income tax and Social Contribution tax	(950,141)	(832,581)	14.12
NET PROFIT FOR THE PERIOD	3,103,855	4,271,685	(27.34)

NET PROFIT FOR THE PERIOD	3,103,855	4,271,685
Non-recurring
Monetary updating on CRC Account	(28,741)	(1,572,689)
Gain on disposal of investment	(187,637)	—
Unrealized profit on disposal of investment	80,959	—
Gain on dilution of interest in jointly-controlled subsidiaries	—	(264,493)
Transmission indemnity revenue	(13,644)	(126,925)
ICMS tax on the Tariff for Use of the Distribution System (TUSD)	—	120,056
CRC Agreement	—	265,980
NET PROFIT FOR THE PERIOD	2,954,792	2,693,614	9.70

Cemig’s consolidated electricity market

The Cemig Group(1) sells electricity through its wholly-owned subsidiaries Cemig Distribuição (Cemig Distribution, referred to as “Cemig D”), Cemig Geração e Transmissão (Cemig Generation and Transmission, or “Cemig GT”), and the subsidiaries Horizontes Energia, Termelétrica Ipatinga, Sá Carvalho, Termelétrica de Barreiro, Cemig PCH, Rosal Energia and Cemig Capim Branco Energia.

Cemig’s consolidated electricity market comprises sales of electricity to:

(I)                       Captive consumers in Cemig’s concession area in the State of Minas Gerais;

(II)                  Free Consumers both in the State of Minas Gerais and other States of Brazil, through the Free Market (Ambiente de Contratação Livre, or ACL);

(III)            other agents of the electricity sector — traders, generators and independent power producers, also in the ACL;

(IV)              Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and

(V)                   the wholesale trading chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) ( — eliminating transactions between companies of the Cemig Group).

Sales of electricity to final consumers totaled 45,394 GWh (including own consumption), which was 1.7% lower than in 2012.

The volume of energy sold to capital consumers totaled 25,645 GWh, 4.1% greater than in 2012, due to expansion of the Residential, Commercial and Services, and Rural user categories, also reflecting government policies on employment and income, and stimulation of acquisition of appliances associated with offers of financing lines.

The volume of electricity sold to Free Consumers totaled 19,749 GWh, 8.3% less than in 2012, reflecting reduction of electricity consumption by the Industrial user category, reflecting lower production activity, in turn responding to the low level of investment in Brazil and adverse conditions in the international economic context.

(1)   This is a consolidation of the Cemig Group’s market in accordance with new accounting practices (IFRS 11), which came into effect on January 2013.

Breakdown of the Cemig Group’s sales by consumer type in the two years:

Total electricity consumption (MWh)

Volume of electricity sold to Cemig’s final consumers in 2013 was up 3.25% from 2012:

	MWh		Change	Average price	Average price
Consolidated	2013	2012	%	2013	2012
				R$	R$
Residential	9,473,426	8,870,990	6.79	476.87	551.28
Industrial	23,451,590	25,472,685	(7.93)	171.56	172.26
Commercial, Services and Others	6,035,454	5,722,581	5.47	390.06	442.57
Rural	3,028,459	2,857,117	6.00	244.62	273.56
Public authorities	860,709	830,705	3.61	381.36	438.30
Public illumination	1,267,202	1,241,928	2.04	245.24	275.30
Public service	1,241,897	1,185,781	4.73	257.40	299.53
	45,360,750	46,181,787	(1.78)	277.67	295.65
Own consumption	35,162	34,126	3.04	—	—
Wholesale supply to agents in Free and Regulated Markets (*)	16,127,376	13,368,096	20.64	131.08	126.35
Total	61,521,275	59,584,009	3.25	239.13	258.12

( * ) Includes Contracts for Sale of Electricity in the Regulated Market (CCEARs), and ‘bilateral contracts’ with other agents.

The following is an overview of consumption in the main consumer groups:

Residential:

Residential consumption, at 9,473 GWh, was 6.8% higher than in 2012, and was 15.4% of the total of electricity sold by Cemig in the year. This is the second highest growth rate of this indicator since 2008 (growth in 2009 was 7.5%).

Factors in this growth are:

a.              Addition of 216,463 consumers — increase of the total number of consumers by 3.6%, the highest rate since 2009.

b.              Average monthly consumption per consumer up 3.4% from 2012, at 128.5 kWh/month, the highest figure since 2001 (124.6 kWh/month).

c.               Climatic conditions, with temperatures above the historic average in several months of 2013.

d.              Private consumption of goods and services still growing relatively fast, but more moderately, in 2013, reflecting government policies on employment and income and stimulation of acquisition of goods associated with supply of financing lines.

Industrial:

	MWh		Change	Average price	Average price
	2013	2012	%	2013	2012
				R$	R$
Cemig GT	18,496,520	20,235,286	(8.59)	141.71	136.18

Cemig D	4,044,861	4,174,465	(3.10)	323.92	372.82

Industrial consumption, at 23,452 GWh in 2013 — up 7.93% from 2012, was 38.12% of Cemig’s total volume of electricity sold in the year.

These figures reflect industrial activity in Minas Gerais, which contracted in 2013, responding to the low level of investment in Brazil in the year and adverse conditions in the international economic scenario.

Physical output of industry in the State of Minas Gerais was down 1.3% in 2013, with reductions in nine of the thirteen activities researched — the highest reductions being in: Vehicles (–7.6%), mining (–6.2%), basic metallurgy (–3.1%), and metal products (–7.7%).

Commercial:

	MWh			Average price	Average price
	2013	2012	Change %	2013	2012
				R$	R$
Cemig GT	300,801	237,892	26.44	214.47	200.10

Cemig D	5,693,262	5,438,451	4.69	400.84	455.75

Commercial users’ consumption, totaling 6,035 MWh in 2013, was up 5.47% from 2012, and was 9.8% of the total volume of electricity sold by Cemig in the year.

Factors:

a.              Connection of 18,809 consumers, increasing the total by 2.7%.

b.              Climatic conditions, with temperatures above the historic average in several months of the year.

c.               The dynamic of the tertiary sector, involving provision of services to private users as well as the various economic sectors.

Rural:

Consumption by the Rural user category in 2013 was up 6.00% from 2012, and was 4.92% of the total volume of electricity distributed by Cemig. A main factor was higher demand for electricity for irrigation, and average monthly consumption per consumer up a 4.8% in 2013, at 378.4 kWh/month, from 361.1 kWh/month in 2012.

Other consumer groups:

Total consumption by the other consumer categories — Public authorities, Public illumination, Public service, and Cemig’s own consumption, totaling 5.53% of the total electricity transacted in the year, was 3.4% higher than in 2012

Wholesale supply to agents via the Free and Regulated Markets:

These sales were 20.64% higher by volume in 2013 than 2012, and represented 26.21% of the total volume transacted by Cemig in the year. The average sale price of electricity in these transactions was R$131.08/MWh, 3.75% higher than the average price of R$126.35/MWh in 2012.

Cemig’s energy balance in 2013

The electricity market of Cemig D

The concession area of Cemig Distribuição S.A. – Cemig Distribution, or Cemig D – is 567,478km², approximately 97% of the Brazilian State of Minas Gerais. Cemig D has four concessions for electricity distribution in the State, under four concession contracts — West, East, South and North.

Electricity billed to captive clients, and electricity transported for Free Clients and distributors with access to the networks of Cemig D, in 2013, totaled 45,090,316 MWh, 1.2% more than in 2012. Components of this result are:

(I)                                   consumption by the captive market 4.1% higher, led by the Residential, Commercial/Services and Rural categories; and

(II)                              volume of electricity transported for other users 2.4% lower in the year, due to the reduction by the industrial consumer category.

At the end of December 2013 the number of consumers billed by Cemig D was 7,781,467, 3.3% more than in 2012. Of this total, 7,781,062 are captive consumers — 3.3% more than in 2012; and 405 are Free Consumers who use Cemig D’s distribution networks: 4.9% more than in 2012.

The electricity market of Cemig GT

The figure for total sales to the market of Cemig GT comprises sales made:

(I)                 in the Free Market: to Free Clients, either located in Minas Gerais or in other States; and to other generation companies and traders;

(II)            in the Regulated Market: to distributors; and

(III)       in the wholesale market — through the Electricity Trading Chamber (CCEE).

The total volume of sales in Cemig GT’s market was 2.18% higher in 2013 than 2012, mainly reflecting electricity sold to industrial clients 8.59% lower, due to lower economic activity, partially offset by sales to commercial clients 26.44% higher, and sales to other concession holders 17.29% higher.

Physical totals of transport and distribution — MWh

	MWh		Change	MWh		Change
	4Q13	4Q12%		2013	2012	%
Total energy carried
Electricity transported for distributors	76,876	77,238	(0.47)	304,113	280,953	8.24
Electricity transported for free clients	4,903,256	4,820,602	1.71	19,334,492	19,987,837	(3.27)
Own load
Consumption by captive market	6,615,417	6,356,512	4.07	25,644,978	24,633,562	4.11
Losses in distribution network	1,422,638	1,505,857	(5.53)	5,853,461	5,898,293	(0.76)

Electricity losses

(i) Projection for the result for January—December 2013.

Control of electricity losses is one of Cemig D’s strategic objectives: The company has a team — the Distribution Losses Measurement and Control Management Unit — structured and dedicated for this alone. Success in the objective is monitored monthly through a specific variable, the Total Distribution Losses Index (IPTD). The result in 2013 was a percentage of 10.46%, which compares with a regulatory target, for the end of 2017, of 10.48%. Deciding the regulatory target, during the third-cycle Tariff Review, the Brazilian electricity regulator, Aneel, made significant changes in the method of calculation of technical losses, imposing extremely challenging limits for Cemig D. Total losses comprise technical losses plus non-technical losses, measured respectively by measurement indices PPTD and PPNT. The projected result for the PPTD in 2013 was 8.12%(i), which compares with a regulatory target of 7.84%, and the PPNT was 2.34%, for a regulatory target of 2.64%.

Aneel references the figures for technical losses to the low voltage market. Considering this alone, for Cemig, the PPNT in relation to Cemig’s low-voltage client billing in 2013 was 6.81%, for a regulatory target of 7.63% (in other words the result was 11% below the acceptable limit as defined by the regulator).

QUALITY INDICATORS — SAIDI AND SAIFI

Cemig D is continuously taking action to improve operational management, organization of the logistics of its emergency services, and its permanent regime of preventive inspection and maintenance of substations, lines and distribution networks. It also invests in training of its staff for improved qualifications, state-of-the-art technologies and standardizations of work processes, aiming to uphold the quality of electricity supply, and, consequently, maintain the satisfaction of its clients and consumers.

The charts below show Cemig’s quality indicators SAIDI (in hours) and SAIFI (in number of outages) for the last 3 years. Worth highlighting are: the improvement in total SAIDI by more than 2 hours, the reduction of SAIDI due to accidents for the second year running, and the reduction of SAIFI to below the levels of 2010. These results reflect the investments made by the company in preventive maintenance, such as cleaning of power line pathways, tree pruning, replacement of crossbars, maintenance of structures, replacement of poles and cables, and other work such as network shielding, and overhaul and interconnection of circuits.  Another important initiative is an upgrade in technological level, with systematic investment in automation of the electricity system, which will enable automatic remote re-establishment of supply after outages.

Consolidated operational revenue

Gross supply of electricity:

Cemig’s revenue from total supply of electricity to final consumers in 2013 was R$14.741 billion, 4.15% less than in 2012 (R$15.380 billion).

The main factors in total revenue in the year were:

•                       Tariff adjustment for Cemig D — distribution — with average impact on the tariffs of captive consumers of 3.85%, valid from April 8, 2012 (full effect in 2013).

•                       Volume of electricity billed to final consumers 1.78% lower in the year, due to lower productive activity, reflecting the country’s lower growth in 2013.

•                       Average tariff reduction perceived by captive consumers, of 18.14%, under the Extraordinary Tariff Review established by Provisional Measure 579 (of September 11, 2012). These rates were applied from January 24, 2013 to April 7, 2013, the date of conclusion of the Ordinary Tariff Review, which is applied to the concession contract every five years.

•                      Tariff increase of 2.99% for Cemig D’s captive consumers, from April 8, 2013.

•                       Adjustments in contracts for sale of electricity to free consumers in 2013 — the majority of contracts are indexed to the IGP-M inflation index.

	R$		Change	Average price	Average price	Change
	2013	2012	%	2013	2012	%
				R$	R$
Residential	4,517,613	4,890,383	(7.62)	476.87	551.28	(13.50)
Industrial	4,023,309	4,388,021	(8.31)	171.56	172.26	(0.41)
Commercial, Services and Others	2,354,195	2,532,649	(7.05)	390.06	442.57	(11.86)
Rural	740,809	781,601	(5.22)	244.62	273.56	(10.58)
Public authorities	328,240	364,096	(9.85)	381.36	438.30	(12.99)
Public illumination	310,770	341,900	(9.11)	245.24	275.30	(10.92)
Public service	319,661	355,176	(10.00)	257.40	299.53	(14.07)
Subtotal	12,594,597	13,653,826	(7.76)	277.67	295.65	(6.08)
Supply not yet invoiced, net	2,670	37,162	(92.82)	—	—	—
Wholesale supply to other concession holders (*)	2,144,021	1,689,019	26.94	132.94	126.35	5.22
Total	14,741,288	15,380,007	(4.15)	239.61	258.12	(7.17)

(*) Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Revenue from wholesale supply

The revenue from wholesale supply to other concession holders was R$2.144 billion in 2013, or 26.94% higher than in 2013 (R$1.689 billion). The average price in these sales was R$132.94/MWh, 5.22% higher than in 2012 (R$126.35/MWh).

Revenue from use of the distribution systems (TUSD)

Cemig D’s revenue from the TUSD in 2013 was R$1.008 billion, 44.25% less than in 2012, when it was R$1.808 billion. The change is due to the significant reduction in the tariff resulting from Cemig D’s tariff review — which has produced an average reduction of 33.22% for Free Consumers as from April 8, 2013, and reduction in industrial consumption by large clients in 2013.

Transmission concession revenue

This totaled R$404 million in 2013, 38.99% lower than in 2012 (R$662 million), mainly reflecting renewal of the Company’s older concessions which, as from 2013, began to be remunerated only for operation and maintenance of infrastructure, under Provisional Measure 579 (converted into Federal Law 12783/13), which reduced the Company’s Permitted Annual Revenue (Receita Anual Permitida, or RAP) by 61.01% for the period.

Revenue from transactions in the CCEE trading chamber

Cemig’s revenue from electricity transactions on the CCEE in 2013 was R$1.193 billion, compared to R$387 billion in 2012, an increase of 208.27%, mainly reflecting higher availability of electricity for sale on the CCEE in the period, mainly reflecting electricity migrated from Free Consumers, and excess balances under availability contracts — as well as the Spot Market Price (Preço de Liquidação de Diferenças, or PLD) being 57.81% higher in the period (R$263.06/MWh in 2013, vs. R$166.69/MWh in 2012).

Other operational revenues

This line includes charged services, sharing of infrastructure, the subsidy for consumers inscribed as low-income, and the other services provided under the concession contract. Its total in 2013 was R$1.048 billion, which compares to R$506 million in 2012. The difference represents an increase of 107%, and arises from direct funding from the Energy Development Account (CDE), under Law 12783/13, to compensate for the subsidies in the Tariff for Use of the Distribution System (TUSD) which were not incorporated into the tariff, for a total of R$488 million in 2013.

Sector and similar charges on revenue

The sector and related charges applied to revenue totaled R$4.763 billion in 2013. This is 22.36% lower than in 2012 (R$6.135 billion. This is mainly the result of Law 12783, of Jan. 11, 2013), which reduced the charge for the Energy Development Account (CDE) to the consumer, abolished the pro rating of the Fuel Consumption Account (CCC) and charging of the Global Reversion Reserve (RGR) to holders of concessions and permissions.

The other deductions from revenue are taxes calculated as a percentage of sales revenue. Thus their variations are substantially similar to those of Revenue.

Operational costs and expenses

Operational costs and expenses, excluding Financial revenue (expenses), totaled R$11.232 billion in 2013, 2.57% less than in 2012 (R$11.528 billion).

The main variations in expenses are described here:

Electricity bought for resale

The expense on electricity bought for resale in 2013 was R$5.207 billion, which compares to R$4.683 billion in 2012, an increase of 11.19%. This reflects mainly:

•                      Higher purchase of electricity in the Free Market in 2013, a variation of R$578 million, due to higher sales activity by Cemig GT, and the higher cost of acquisition due to the increased price of electricity in the market.

•                      This increase was partially offset by reduction in spending on spot market electricity arising from exposure in the CCEE, due to the federal government paying the company a reimbursement for part of those costs, in the amount of R$1.008 billion, as follows:

•                  R$489 million in mitigation of the impact of the tariff adjustment, limited to 3.00% by the Federal Government — with the portion of expenses on purchase of energy that exceeded revenue in the period April 2012 to April 2013 being paid at sight.

•                  R$519 million for relief from the Company’s financial exposure to the spot market, covering the tariff deficit arising from: the hydrological risk arising from the quotas; the involuntary exposure arising from not subscribing to the extension of concessions; and the System Service Charge for Electricity Security (ESS).

•                      Expenses on electricity from Itaipu Binacional 14.80% higher — these expenses are indexed to the US dollar, and were R$1.016 billion in 2013, compared to R$885 million in 2012 — reflecting among other factors the depreciation of the Real against the dollar in 2013, while it appreciated in 2012. The average dollar used for billing in 2013 was R$2.0313, compared to R$1.5897 for the 2012 business year — an increase of 27.78%.

Charges for use of the transmission network

This expense was R$575 million in 2013, compared to R$883 million in 2012, representing a reduction of 34.88%, due in turn to the application of Law 12783/13, which reduced the sector charges and also renewed older transmission concessions, with a reduction in the concession holders’ remuneration, due to the reduction of transmission charges.

Personnel (excluding voluntary retirement programs and costs of personnel transferred to works in progress)

	2013	2012	Δ%
Remuneration and salary-related charges and expenses	1,038,555	1,030,608	0.77
Supplementary pension contributions — Defined-contribution plan	77,058	71,554	7.69
Assistance benefits	140,291	136,463	2.81
	1,255,904	1,238,625	1.40

The total expense on personnel (excluding voluntary retirement programs and costs of personnel transferred to works in progress) was slightly (1.4%) higher than in 2012, after the 6% employee wage increase agreed in the 2012—13 Collective Agreement in November 2012 (full effect in 2013), and the 6.85% increase as from November 2013 under the Collective Agreement of 2013—14.

The total number of employees was 5.3% lower at the end of 2013 than at the end of 2012: 7,922 employees, compared to 8,368 at the end of 2012.

Operational provisions

Operational provisions in 2013 totaled R$305 million, 54.50% less than in 2012 (R$671 million) — this reflects mainly the following:

•                  A provision of R$403 million made in 2012 for settlement of a legal action between the Company and the federal government related to the now-abolished CRC account — this settlement made the early settlement of the CRC account with the Minas Gerais State government possible.

•                  Provision for doubtful debtors of R$121 million in 2013, which compares with the provision of R$227 million in 2012 — reflecting a provision of R$159 million made in 2012 for a loss in relation to ICMS tax on Charges for Use of the Distribution System (TUSD).

•                  Provisions for employment-law legal actions R$168 million higher in 2013, reflecting revision of estimates of contingencies for losses.

Equity method results

Our result from equity method accounting in 2013 was a gain of R$764 million, compared to R$865 million in 2012 — 11.74% lower than in the previous year.

The lower figure reflects: (i) a gain posted in 2012 of R$264 million as a result of the public offering of shares in Taesa, generating an equity gain for Cemig in that year; and (ii) sale of the TBE Group to Taesa — which was completed on May 31, 2013.

In the TBE agreement Cemig transferred to Taesa the totality of its shares in the electricity transmission companies of the TBE Group: ETEP (49.98%); ENTE (49.99%); ERTE (49.99%); EATE (49.98%), ECTE (19.09%) and EBTE (25.40%) throw Cemig GT.

Financial revenue (expenses)

Financial revenues	Financial expenses

Cemig reports net financial expenses of R$308 million in 2013, compared to net financial revenues of R$1.630 billion in 2012. The main factors are:

•                      Revenue from monetary updating on the CRC contract, in 2012, of R$2.383 billion, arising from its early settlement. There are more details on this in Explanatory Note 12 to the financial statements.

•                      A financial revenue gain of R$313 million, resulting from the court judgment on the attempted expansion in the calculation base for the Pasep and Cofins contributions on Financial revenue and Other non-operational revenues, for the period 1999 through January 2004: within financial revenues, R$81 million was posted as a reversal of Pasep and Cofins, and R$232 million as revenue from monetary updating.

•                      Lower expenses on costs of loans and financings: R$698 million in 2013, compared to R$811 million in 2012. This basically results from a lower stock of debt linked to the CDI rate in 2013 than in 2012. Note that when debt is indexed to the CDI rate, the full variation in the CDI is allocated as cost of debt, whereas for debt indexed to inflation indices, only the interest is allocated as cost of debt, and the variation from the inflationary indexor is allocated as an expense of monetary updating.

Income tax and Social Contribution tax

In 2013 Cemig reported income tax and Social Contribution tax totaling R$950 million, on reported pre-tax profit of R$4.054 billion, representing a percentage rate of 23.44%.

In 2012, the expense on income tax and the Social Contribution tax was R$833 million, on pre-tax profit of R$5.104 billion, an effective rate of 16.31%.

Regulatory assets and liabilities

As a result of the harmonization of Brazilian accounting practices to international standards (IFRS) as from 2010, Regulatory assets and liabilities are no longer posted in the Company’s financial statements. Similarly, the values for regulatory items are recognized in the profit and loss account of a year only after their actual inclusion in the Company’s tariff.

The impact of the regulatory assets and liabilities if they had been recognized in the Company’s financial statements, would be as follows:

Statement of financial position (Balance sheet)	Amounts already included in tariff increases	Amounts yet to be included in tariff increases	Dec. 31, 2013	Dec. 31, 2012	Jan. 1, 2012
Assets	105,359	1,202,611	1,307,970	863,757	381,490
Liabilities	(52,304)	(911,565)	(963,869)	(297,013)	(698,402)
Equity method gains (losses) arising from Regulatory Assets and Liabilities	—	—	76,899	81,400	10,557
	53,055	291,046	421,000	648,144	(306,355)

Statement of financial position	Dec. 31, 2013	Dec. 31, 2012	Jan. 1, 2012
Assets
Prepaid expenses — CVA (1)	1,257,729	785,582	302,771
TUSD discounts — Source with incentive	—	59,390	24,746
TUSD discounts — Self-Producers and Independent Producers	—	7,254	29,341
Reduction of Tariff for Use of Transmission and Distribution Systems	26,096	—	—
Discounts for irrigation operations	4,913	8,338	20,321
Other regulatory assets	19,232	3,193	4,311
	1,307,970	863,757	381,490
Equity method gains (losses) arising from Regulatory Assets and Liabilities	76,899	81,400	10,557
Deferred income tax and Social Contribution tax	(128,556)	(218,911)	132,107
	1,256,313	726,246	524,154

Liabilities
‘Portion A’	—	—	(9,646)
Regulatory liabilities — CVA (1)	(950,346)	(293,542)	(537,620)
Low-income subsidy	—	(1,493)	(147,695)
Other regulatory liabilities	(13,523)	(1,978)	(3,441)
	(963,869)	(297,013)	(698,402)
	292,444	429,233	(174,248)

(1) Portion A Costs Variation Compensation Account (CVA).

Net effects on the Profit and loss account, if Regulatory assets and liabilities had been recognized, would be:

	2013	2012
Net profit for the period	3,103,855	4,271,685
Operational profit of the Regulatory Assets and Liabilities	(247,410)	839,208
Net financial revenue (expenses) arising from Regulatory Assets and Liabilities	46,973	(32,180)
Equity method gains (losses) arising from Regulatory Assets and Liabilities	(4,501)	70,843
Income tax and Social Contribution on Regulatory Assets and Liabilities	68,148	(274,390)
Net profit for the period taking into account Regulatory Assets and Liabilities	2,967,065	4,875,166

REGULATORY EBITDA	2013	2012	Change %
EBITDA	5,186,139	4,237,889	22.38
+ Operational profit of the Regulatory Assets and Liabilities	(247,410)	839,208	(129.48)
+ Equity method gains (losses) arising from Regulatory Assets and Liabilities	(4,501)	70,843	—
(=) EBITDA	4,934,228	5,147,940	(4.15)

EBITDA

Cemig’s consolidated Ebitda in 2013 was 22.38% higher than in 2012:

Ebitda — R$’000	2013	2012	Δ%
Net profit for the period	3,103,855	4,271,685	(27.34)
+ Deferred income tax and Social Contribution tax	950,141	832,581	14.12
+ Financial revenue (expenses)	308,475	(1,629,545)	—
+ Amortization and depreciation	823,668	763,168	7.93
= EBITDA	5,186,139	4,237,889	22.38

The significant increase in consolidated Ebitda — of 22.38% — mainly reflects: operational revenue of R$490 million; operational costs (excluding depreciation and amortization) R$357 million lower, and a gain of R$284 million on disposal of an investment; reduced by non-realized profit of R$79 million.

The 44.77% increase in Cemig D’s Ebitda from 2012 to 2013 reflects (when calculated as above) higher net profit, and operational costs and expenses 8.08% lower — excluding the effect of amortization expenses-— which were reduced from R$8.614 billion in 2012 to R$7.918 billion in 2013. The 8.65% reduction in Cemig GT’s Ebitda in 2013 from 2012 mainly reflects operational costs and expenses (excluding depreciation and amortization) 35.31% higher, partially compensated by net profit 12.72% higher.

DEBT

Cemig’s total consolidated debt at the end of 2013 was R$9.457 billion, 9.20% less than at the end of 2012.

At the end of 2013 consolidated stockholders’ equity was R$12.638 billion; debt was 74.83% of consolidated stockholders’ equity; and book value per share was R$10.04.

NEW ACQUISITIONS

BRASIL PCH

On June 14, 2013 Cemig GT signed a share purchase agreement with Petrobras (Petróleo Brasileiro S.A.) governing the purchase of 49% of the voting shares of Brasil PCH (“the Petrobras Share Purchase Agreement”).

On February 14, 2014, Chipley SP Participações S.A. (“Chipley”), a company owned 40% by Cemig GT (Cemig Geração e Transmissão S.A.), 59% by Renova Energia S.A. and 1% by Renovapar S.A., made the payment for acquisition of the 51% of the voting stock of Brasil PCH S.A. , which had been held as to 49% by Petrobras and 2% by Jobelpa, thus becoming part of the stockholding block sharing control of Brasil PCH.

The acquisition prices of the shares of Petrobras and of Jobelpa, updated and adjusted in accordance with the share purchase agreement, were respectively R$710,925 thousand and R$29,017 thousand.

The acquisition is part of the strategy of Cemig’s Long-term Strategic Plan: the quest for sustainable growth, through transactions that can add value to its present assets and provide stockholders with an appropriate and attractive return on their investments.

For more information, see these links:

Brasil PC H Aquisition

Announcement - Purchase price paid for 51% of Brasil PCH

INCREASE OF CEMIG’S INTEREST IN MADEIRA ENERGIA

On March 11, 2014, the investment fund Fundo de Investimento em Participações Melbourne — FIP Melbourne, in which Cemig GT is a unit holder, represented by Banco Modal S.A. signed a share purchase agreement with Andrade Gutierrez Participações S.A. (“AGP”), as vendor, governing the purchase, subject to certain conditions, of 83% of the total share capital and 49% of the voting shares in SAAG Investimentos S.A. (“SAAG”). By the completion date of the transaction (“the Closing Date”), SAAG will own 12.4% of Madeira Energia S.A. (‘Mesa’)  The transaction was the subject of a decision by the Board of Directors of Cemig GT on March 6, 2014.

The acquisition will be structured through Equity Investment Funds (“FIPs”), and other vehicles, in which Cemig GT will have minority stockholdings. Thus Cemig will not have more than 50% of the voting stock in any vehicle, and no more than 50% of the net asset value of any of the FIPs, thus preserving the private-sector nature of the structure.

The price of this acquisition will be R$835,385, which will undergo monetary adjustment by the IPCA (Amplified National Consumer Price) Index from December 31, 2013 up to the Closing Date, augmented by any capital injections by AGP in SAAG up to the Closing Date less any dividends declared by SAAG to AGP up to the Closing Date.

Conclusion of the transaction is subject to other conditions precedent, including approvals by the Brazilian monopolies authority, Cade (Conselho Administrativo de Defesa Econômica) and the Brazilian electricity regulator, Aneel.  For more info:

Announcement - Cemig increases stake in Santo Antônio hydro plant

DIVIDENDS

Cemig’s dividend policy guarantees that 50% of the net profit will be distributed as obligatory dividend to the Company’s stockholders, subject to the other provisions of the By-laws, and the applicable legislation; and the balance, after any retention specified in a capital and/or investment budget prepared by Cemig’s management, which complies with the Long-term Strategic Plan and the dividend policy stated in it, and has been duly approved, will be applied to constitute a profit reserve to be used for distribution of extraordinary dividends, up to the maximum limit specified by law.

Without prejudice to the obligatory dividend, every two years Cemig will use this profit reserve for distribution of extraordinary dividends, up to the limit of available cash.

Cemig’s Board of Directors may declare interim dividends, in the form of Interest on Equity, on account of retained earnings, profit reserves or profit reported in half-yearly or interim balance sheets.

The table below shows the history of our distribution of stockholder corporate action payments over the last five years.

Date approved	Type	Profit per share
April 30 2013	Dividends	1.43
December 20, 2012	Interest on Equity	1.99
December 20, 2012	Extraordinary dividend	1.88
April 27, 2012	Dividends	1.90
December 9, 2011	Extraordinary dividend	1.25
April 29, 2011	Dividends	1.75
December 16, 2010	Extraordinary dividend	1.32
April 29, 2010	Dividends	1.50
April 29, 2009	Dividends	1.90
April 25, 2008	Dividends	1.78
December 5, 2013	Interest on Equity	0.55

Cemig’s dividend yield, shown below, illustrates its commitment to seek business strategies that ensure an adequate return for stockholders.

PROPOSAL FOR ALLOCATION OF NET PROFIT

The Board of Directors will propose to the Annual General Meeting, to be held in April 2014, that the profit for 2013, in the amount of R$3,104,000,000, and the balance of retained earnings, related to realization of the Valuation Adjustments Reserve in the amount of R$109,000,000, should be allocated as follows:

•   R$ 33 million for payment of Interest on Equity;

•   R$1.068 billion to be paid as ordinary dividends;

•   R$54 million to be paid as additional dividends; and

•   R$1.558 billion to be held in Stockholders’ equity in the Reserve under the By-laws, for payment of future dividends.

THE CEMIG GROUP’S PORTFOLIO OF GENERATION ASSETS

Cemig – generation portfolio in MW *
Phase	Hydro	Small Hydro	Wind	Solar	Thermal	Total
Operating	6,721	194	70	1	184	7,170
Under construction / contracted	1,126	29	105	1	—	1,261
In development	7,068	191	1,272	36	1,500	10,066
Total	14,915	414	1,446	38	1,684	18,497

* Figures represent only the proportionate equity interests held, direct or indirectly, by Cemig on December 31, 2013.

Highlights of 2013:

The Santo Antônio hydro plant

•                  In operation/under construction

The Santo Antônio hydroelectric complex, in the county of Porto Velho, in Brazil’s northern State of Rondônia, comprises 50 generator turbines with total capacity for 3,568MW. The first 20 of the rotors are already in commercial operation, producing approximately 1,414 MW. The other 30 are under construction, with conclusion expected in November 2016.  Cemig owns 10% of this enterprise.

The Belo Monte hydroelectric plant

•                  Under construction

The Belo Monte hydro complex, in the county of Altamira, in the northern Brazilian state of Pará, comprises 24 generating rotors, with total capacity of 11,233 MW. Its assured physical offtake is 4,571 average MW. Start of commercial operation of the 24 generating units is scheduled over the period from February 2015 to January 2019. Cemig’s total interest — direct plus indirect — is 8.12%.

The Mineirão football stadium photovoltaic solar unit

•                  In operation

This 1.42 MWp photovoltaic solar unit, inaugurated May 17, 2013, is built on the roof of the iconic Mineirão football stadium, in Belo Horizonte, capital of Minas Gerais State.

Guanhães Energia: 4 Small Hydro Plants

•                  Under construction

The Guanhães Energia holding company has the authorization to build 4 small hydro plants in the municipalities of Virginópolis and Dores de Guanhães, in Minas Gerais State: Fortuna II (9 MW), Senhora do Porto (12 MW), Jacaré (9 MW) and Dores de Guanhães (14 MW). The total installed capacity of these 4 plants is 44 MW, with physical guarantee of 25 MW. Commercial startup is planned over the period July 2014 —February 2015.

Cemig’s direct and indirect equity interest totals 65.56%.

The Alto Sertão II (High Wilderness II) wind plant

•                  Under construction

The Alto Sertão II wind complex comprises 15 wind farms — 6 were contracted in the Reserve Energy Auction (LER) of 2010 and 9 in the 2011 A—3/2011 Auction (contracting for three years ahead). They are all in the state of Bahia, with aggregate installed capacity of 380.5MW, and physical guarantee of 181.6 average MW. Commercial startup of the 15 wind farms is scheduled for February 2014 through July 2014.

Cemig has an indirect equity interest of 7.10%.

The Alto Sertão III wind complex

•                  Contracted

This complex (“High Wilderness III”) comprises 46 wind farms, also in the State of Bahia, which pre-sold their electricity in the Free Market or in the Regulated Market, through the A—5/2012 auction of 2012 and the LER (reserve) auction of 2013. They have aggregate installed capacity of 741.5 MW, with physical guarantee of 363.2 average MW. Commercial startup is scheduled for April 2015 — September 2016.

Cemig has indirect equity interest of 7.10%.

Wind farms contracted in the 2013 A-5 auction

In this auction 17 wind farms were contracted, located in the state of Bahia, for total installed capacity of 355.5MW and physical guarantee of 183.9 average MW. This electricity was sold for an average price of R$118.75/MWh, plus monetary adjustment from January 2014. Startup of commercial operation is scheduled for May 2018.

Cemig’s indirect equity interest is 7.10%.

Sete Lagoas photovoltaic solar plant

•                  Under construction

The experimental photovoltaic solar generation station at Sete Lagoas, Minas Gerais, has installed capacity of 3.3 MWp . Works began in March 2013, for planned conclusion in December 2014.

Cemig’s equity interest is 38.5%.

Light — Highlights of 2013

Consumption up 2.9%, Ebitda R$1.697bn, in 2013

Losses reduced by 3.2 percentage points — to 42.2%

•                  Total consumption by Light’s consumers was 2.9% higher in 2013 than 2012, and up 1.8% YoY in 4Q13 at 6,531 GWh, reflecting residential consumption up 3.3% YoY and commercial consumption up 2.2% YoY.

•                  Net revenue, excluding construction revenue, in 2013 was R$6.602 billion, up 1.4% from 2012 in 4Q13. Also excluding construction revenue, net revenue totaled R$1.701 billion, 7.2% lower than in 4Q12, reflecting mainly lower revenue in the distribution company. The trading division was the highlight of the quarter — up 46.4% from 4Q12.

•                  Consolidated Ebitda in the year was R$1.697 billion, 17.9% more than in 2012. Consolidates Ebitda in 4Q was R$341.7 million, 28.0% lower than in 4Q12, due to the distributor’s Other operational revenues line being 71.4% lower year-on-year, reflecting recording of revenue due to a change in an accounting estimate in 4Q12. Adjusted for the CVA, Ebitda would be R$429.5 million in 4Q13, 29.9% lower than in 4Q12.

•                  Net profit in the year was R$587.3 million, 38.5% more than in 2012. In 4Q it was 19.4% lower than in 4Q12, at R$129.0 million, due to the reporting of revenue for change of an accounting estimate in 4Q12, referred to above.

•                  Non-technical losses in the last 12 months, as a percentage of the total billing in the low voltage market (Aneel criterion) showed an important improvement in the year, being reduced by 3.2 percentage points, to 42.2% in December 2013.

•                  The collection rate in the quarter was 99.3% of amounts invoiced, in line with the level in 4Q12. Provisions for doubtful receivables were 1.9% of the distributor’s gross revenue from electricity invoiced, totaling R$43.8 million, considerably less than was provisioned in 4Q12.

•                  The company had net debt of R$4.025 billion at the end of December 2013, 3.1% less than at end-September 2013. The leverage index Net debt/Ebitda was 2.84.

•                  On March 10, 2014 the Board of Directors received a proposal for distribution of dividends totaling R$364,838,033.34, or, R$1.789 per share, for the business year ended December 31, 2013. This represents a dividend yield of 11.3% which, added to the corporate action payments decided during the year corresponds to a payout of 84.6% of the adjusted net profit for the year. The proposal will go to the Annual General Meeting, which is yet to be called.

4Q13 Earnings Release

Taesa — Highlights of 4Q13

•  Net profit (IFRS) was R$ 892.9 million, while Regulatory Ebitda was R$ 1.213 billion, mainly impacted by the profits of acquired companies, operational efficiency and control of costs, resulting in a Regulatory Ebitda Margin of 87.5%. On this efficiency we highlight the line availability rate, of 99.98%, resulting in a PV of R$ 8.2 mn, 30.2% lower than in 2012.

•  Net revenue in 2013 was R$ 1.448bn, 28.5% higher than in 2012. In 4Q13, net revenue was R$ 309.2mn, up 26.4% from 4Q12.

•  Depreciation and amortization costs in 2013 totaled R$ 305.71mn, 85.% more than in 2012. The amount in 4Q13 was R$ 101.3mn, up 77.5% from 4Q12.

•  Regulatory Net Revenue (without IFRS) in 2013 was R$ 1.386 billion, 24.3% more than in 2012. In 4Q13, this total was R$ 363.3mn, 12.4% higher than in 4Q12.

•  2013 Ebitda was R$ 1.144bn, with Ebitda margin of 79.0%. In 4Q13 Ebitda was R$ 208.2mn, with Ebitda margin of 67.3%.

•  Total equity method gain from holdings was R$ 179.0mn, of which R$ 25.3mn was the total in 4Q13.

•  Net financial revenue in 2013 was R$ 369.5mn, 49/4% higher than in 2012. In 4Q13 net financial revenue was R$ 115.4mn, 100.3% more than in 4Q12.

•  The total of dividends and Interest on Equity proposed for the 2013 business year is R$ 571.1mn.

•  The following events were the main factors in the growth of Taesa’s figures in 2013:

(i)                                     Transfer of the assets of TBE, and financial settlement in May, for R$ 1.7bn.

(ii)                                  Acquisition of Transmineiras, through EATE, for R$ 34mn, in October.

(iii)                               Success in Lot A of Auction 013/2013 (‘the Mariana Auction’).

4Q13 Earnings Release Taesa

INFORMATION BY OPERATIONAL SEGMENT

FINANCIAL STATEMENTS SEPARATED BY COMPANY — DECEMBER 31, 2013

							OTHER							OTHER JOINTLY-
				CEMIG	SÃ		DIRECT	ELIMINATION /	TOTAL, DIRECT					CONTROLLED	ELIMINATION /	ALL
	HOLDING	CEMIG - GT	CEMIG-D	TELECOM	CARVALHO	ROSAL	SUBSIDIARIES	TRANSFERS	SUBSIDIARIES	TAESA	LIGHT	MADEIRA	GASMIG	SUBSIDIARIES	TRANSFERS	SUBSIDIARIES
ASSETS	14,130,504	10,475,039	12,497,936	327,861	178,118	144,371	593,989	(8,533,676)	29,814,142	4,713,360	4,271,513	2,001,991	1,053,624	2,298,997	(5,918,418)	38,235,209
Cash and cash equivalents	286,183	1,107,174	685,969	28,900	7,114	6,808	79,679	—	2,201,827	136,959	581,673	29,837	29,141	135,599	—	3,115,036
Accounts receivable	—	745,753	1,626,984	—	7,301	4,267	27,963	(28,805)	2,383,463	85,994	465,496	19,168	134,615	37,955	(5,509)	3,121,182
Securities — cash investments	180,125	581,606	87,650	4,460	16,241	5,835	147,377	—	1,023,294	82,475	—	—	22,246	39,313	—	1,167,328
Taxes	511,241	291,587	1,676,262	28,862	556	102	2,019	—	2,510,629	310,526	335,056	7,638	68,107	6,602	—	3,238,558
Other assets	1,386,446	259,495	1,436,371	26,136	4,044	424	36,595	(1,279,764)	1,869,747	89,884	430,546	62,553	167,141	78,636	(111,437)	2,587,070
Investments / Fixed / Intangible / Financial Assets of Concession	11,766,509	7,489,424	6,984,700	239,503	142,862	126,935	300,356	(7,225,107)	19,825,182	4,007,522	2,458,742	1,882,795	632,374	2,000,892	(5,801,472)	25,006,035

LIABILITIES	14,130,504	10,475,039	12,497,936	327,861	178,118	144,371	593,989	(8,533,676)	29,814,142	4,713,360	4,271,513	2,001,991	1,053,624	2,298,997	(5,918,418)	38,235,209
Suppliers and supplies	15,325	214,240	853,825	19,090	1,032	1,557	9,793	(48,504)	1,066,358	22,743	294,750	39,341	74,458	23,167	(8,277)	1,512,540
Loans, financings and debentures	—	4,092,806	5,247,919	32,165	—	—	84,474	—	9,457,364	2,106,490	1,889,274	1,189,320	202,355	565,429	—	15,410,232
Interest on Equity, and dividends	1,107,664	905,687	245,127	—	5,544	5,090	33,605	(1,195,053)	1,107,664	8,268	46	—	1,094	7,232	(16,640)	1,107,664
Post-Retirement Liabilities	125,317	555,243	1,768,168	—	—	—	—	—	2,448,728	—	397,838	—	—	—	—	2,846,566
Taxes	66,879	514,992	1,164,910	9,744	48,758	2,162	33,779	—	1,841,224	671,317	266,794	31,606	66,686	21,256	—	2,898,883
Other liabilities	176,962	377,054	725,129	29,690	969	1,083	8,578	(65,018)	1,254,447	28,564	282,759	99,139	155,404	1,404	(750)	1,820,967
Stockholders’ equity	12,638,357	3,815,017	2,492,858	237,172	121,815	134,479	423,760	(7,225,101)	12,638,357	1,875,978	1,140,052	642,585	553,627	1,680,509	(5,892,751)	12,638,357

PROFIT AND LOSS ACCOUNT
Net operational revenue	321	5,230,134	9,205,932	113,739	58,920	44,845	291,785	(318,396)	14,627,280	751,505	2,522,650	130,059	716,655	324,951	(107,032)	18,966,068
Operational costs and expenses	(110,822)	(2,870,097)	(8,334,522)	(86,875)	(18,251)	(25,113)	(99,146)	312,870	(11,231,956)	(153,517)	(2,096,620)	(102,861)	(597,781)	(146,632)	80,354	(14,249,013)
Electricity bought for resale	—	(1,244,499)	(4 ,089,448)	—	(1,058)	(11,176)	(37,524)	176,422	(5,207,283)	—	(1,361,537)	(40,544)	—	(5,210)	35,290	(6,579,284)
Charges for the use of the national grid	—	(256,610)	(410,290)	—	—	(2,593)	(5,039)	99,482	(575,050)	—	—	(22,873)	—	(4,404)	42,234	(560,093)
Gas bought for resale	—	—	—	—	—	—	—	—	—	—	—	—	(536,670)	—	—	(536,670)
Construction cost	—	(91,176)	(883,801)	—	—	—	—	—	(974,977)	(43,127)	(266,493)	—	—	(4,490)	—	(1,289,087)
Personnel	(52,612)	(315,285)	(893,619)	(13,739)	(1,363)	(1,499)	(5,965)	—	(1,284,082)	(31,074)	(105,188)	(4,107)	(16,603)	(47,194)	—	(1,488,248)
Employee profit shares	(13,486)	(58,798)	(146,437)	(1,544)	(252)	(183)	(699)	—	(221,399)	(4,890)	—	(458)	—	(225)	—	(226,972)
Post-retirement liabilities	(16,758)	(39,808)	(118,840)	—	—	—	—	—	(175,406)	—	—	—	—	—	—	(175,406)
Materials	(494)	(67,977)	(52,581)	(721)	(291)	(455)	(376)	—	(122,895)	(26,820)	(5,941)	(306)	(871)	204	40	(156,589)
Outsourced services	(17,586)	(166,897)	(720,655)	(20,812)	(3,135)	(3,135)	(23,328)	38,558	(916,990)	(38,097)	(148,203)	(7,741)	(3,906)	(30,403)	816	(1,144,524)
Royalties for use of water resources	—	(125,751)	—	—	(1,747)	(1,298)	(2,099)	—	(130,895)	—	—	(1,753)	—	(569)	—	(133,217)
Depreciation and amortization	(491)	(343,364)	(416,096)	(30,783)	(5,537)	(4,369)	(17,502)	(5,526)	(823,668)	(807)	(127,008)	(23,192)	(22,201)	(51,769)	(8,647)	(1,057,292)
Operational provisions	27,866	(54,864)	(274,942)	(17)	7	(8)	(3,281)	—	(305,239)	898	(66,650)	—	—	(236)	—	(371,227)
Other expenses, net	(37,261)	(105,068)	(327,813)	(19,259)	(4,875)	(397)	(3,333)	3,934	(494,072)	(9,600)	(15,600)	(1,887)	(17,530)	(2,336)	10,621	(530,404)
Operational profit before Equity gain(loss) and Financial revenue(expenses)
	(110,501)	2,360,037	871,410	26,864	40,669	19,732	192,639	(5,526)	3,395,324	597,988	426,030	27,198	118,874	178,319	(26,678)	4,717,055
Gain (loss) on dilution of interest in jointly-controlled subsidiaries	378,378	(94,080)	—	—	—	—	—	—	284,298	—	—	—	—	—	—	284,298

Gain (loss) in subsidiaries by equity method	2,942,025	350,177	—	(19,986)	—	—	7,347	(2,518,160)	761,403	209	(1,772)	—	—	112,070	(869,374)	2,536
Unrealized profit	(78,554)	—	—	—	—	—	—	—	(78,554)	—	—	—	—	—	—	(78,554)
Financial revenue	98,359	303,201	453,099	6,377	1,898	1,511	21,058	—	885,503	85,115	118,533	1,812	31,977	11,133	—	1,134,073
Financial expenses	(28,412)	(506,053)	(646,877)	(3,970)	(296)	(90)	(8,280)	—	(1,193,978)	(256,047)	(265,960)	(32,528)	(21,531)	(50,553)	14	(1,820,583)
Profit before income tax and Social Contribution tax
	3,201,295	2,413,282	677,632	9,285	42,271	21,153	212,764	(2,523,686)	4,053,996	427,265	276,831	(3,518)	129,320	250,969	(896,038)	4,238,825
Income tax and Social Contribution tax	(59,288)	(673,089)	(198,315)	(4,231)	(15,678)	(1,987)	(41,353)	—	(993,941)	(40,428)	(39,637)	0	(35,757)	(28,504)	—	(1,138,267)
Deferred income tax and Social Contribution tax	(38,152)	71,182	10,937	(1,491)	1,353	20	(49)	—	43,800	(1,397)	(46,381)	(1,255)	—	8,530	—	3,297
Profit (loss) for the period	3,103,855	1,811,375	490,254	3,563	27,946	19,186	171,362	(2,523,686)	3,103,855	385,440	190,813	(4,773)	93,563	230,995	(896,038)	3,103,855

	INFORMATION BY SEGMENT, 2013
ITEM	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOMS	GAS	OTHER	ELIMINATIONS	TOTAL
ASSETS OF THE SEGMENT	10,224,063	3,451,659	13,688,399	327,861	577,239	3,090,662	(1,545,741)	29,814,142
ADDITIONS TO THE SEGMENT	520,407	(1,600,239)	883,801	—	—	22,528	—	(173,503)

NET REVENUE	5,253,313	277,116	9,205,932	113,739	—	95,576	(318,396)	14,627,280

COST OF ELECTRICITY SERVICE
COST OF ELECTRICITY
Electricity bought for resale	(1,294,248)	—	(4,089,448)	—	—	(9)	176,422	(5,207,283)
Charges for the use of the national grid	(263,956)	(286)	(410,290)	—	—	—	99,482	(575,050)
Total operational costs, Electricity and Gas	(1,558,204)	(286)	(4,499,738)	—	—	(9)	275,904	(5,782,333)

OPERATIONAL COSTS AND EXPENSES
Personnel	(215,140)	(103,007)	(893,619)	(13,739)	—	(58,577)	—	(1,284,082)
Employees’ and managers’ profit shares	(39,948)	(19,286)	(146,437)	(1,544)	—	(14,184)	—	(221,399)
Post-retirement liabilities	(26,750)	(13,058)	(118,840)	0	—	(16,758)	—	(175,406)
Materials	(64,202)	(4,782)	(52,581)	(721)	—	(609)	—	(122,895)
Outsourced services	(152,666)	(40,470)	(720,655)	(20,812)	—	(20,945)	38,558	(916,990)
Depreciation and amortization	(370,751)	—	(416,096)	(30,783)	—	(512)	(5,526)	(823,668)
Royalties for use of water resources	(130,895)	—	—	—	—	—	—	(130,895)
Operational provisions (reversals)	(36,842)	(17,995)	(274,942)	(17)	—	24,557	—	(305,239)
Construction costs	—	(91,176)	(883,801)	—	—	—	—	(974,977)
Other operational expenses, net	(80,848)	(31,051)	(327,813)	(19,259)	—	(39,035)	3,934	(494,072)
Total cost of operation	(1,118,042)	(320,825)	(3,834,784)	(86,875)	—	(126,063)	36,966	(5,449,623)

TOTAL COSTS AND EXPENSES	(2,676,246)	(321,111)	(8,334,522)	(86,875)	—	(126,072)	312,870	(11,231,956)

Operational profit before Equity method gains and Financial revenue (expenses)	2,577,067	(43,995)	871,410	26,864	—	(30,496)	(5,526)	3,395,324
Equity method gains (losses)	75,064	484,128	113,079	(19,986)	90,702	12,890	5,526	761,403
Gain on disposal of investment	—	(94,080)	—	—	—	378,378	—	284,298
Unrealized profit on disposal of investment	—	—	—	—	—	(78,554)	—	(78,554)
Financial revenue	227,898	93,774	453,099	6,377	—	104,355	—	885,503
Financial expenses	(288,313)	(226,244)	(646,877)	(3,970)	—	(28,574)	—	(1,193,978)
PRETAX PROFIT	2,591,716	213,583	790,711	9,285	90,702	357,999	—	4,053,996
Income tax and Social Contribution tax	(726,008)	78,931	(187,378)	(5,722)	—	(109,964)	—	(950,141)
NET PROFIT FOR THE PERIOD	1,865,708	292,514	603,333	3,563	90,702	248,035	—	3,103,855

	INFORMATION BY SEGMENT, 2012
ITEM	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOMS	GAS	OTHER	ELIMINATIONS	TOTAL
ASSETS OF THE SEGMENT	8,896,196	7,229,376	12,884,535	320,304	508,077	3,580,694	(849,300)	32,569,882
ADDITIONS TO THE SEGMENT	137,880	107,304	1,228,483	—	—	—	—	1,473,667

NET REVENUE	4,238,488	657,538	9,503,792	113,775	—	74,025	(450,260)	14,137,358

COST OF ELECTRICITY SERVICE
COST OF ELECTRICITY
Electricity bought for resale	(734,844)	—	(4,179,651)	—	—	(17)	231,876	(4,682,636)
Charges for the use of the national grid	(275,319)	(229)	(794,333)	—	—	—	186,832	(883,049)
Total operational costs, Electricity and Gas	(1,010,163)	(229)	(4,973,984)	—	—	(17)	418,708	(5,565,685)

OPERATIONAL COSTS AND EXPENSES
Personnel	(179,661)	(105,001)	(831,064)	(15,265)	—	(42,537)	—	(1,173,528)
Employees’ and managers’ profit shares	(40,202)	(19,423)	(164,186)	(1,356)	—	(13,628)	—	(238,795)
Post-retirement liabilities	(20,155)	(9,837)	(93,888)	—	—	(10,111)	—	(133,991)
Materials	(13,728)	(5,536)	(52,396)	(126)	—	(1,335)	—	(73,121)
Outsourced services	(144,956)	(41,511)	(695,245)	(18,995)	—	(32,716)	26,922	(906,501)
Depreciation and amortization	(333,034)	—	(392,634)	(31,616)	—	(358)	(5,526)	(763,168)
Royalties for use of water resources	(184,957)	—	—	—	—	—	—	(184,957)
Operational provisions (reversals)	(1,164)	(950)	(268,068)	(258)	—	(400,352)	—	(670,792)
Construction costs	—	(107,304)	(1,228,483)	—	—	—	—	(1,335,787)
Other operational expenses, net	(91,436)	(24,153)	(307,167)	(17,165)	—	(41,660)	(181)	(481,762)
Total cost of operation	(1,009,293)	(313,715)	(4,033,131)	(84,781)	—	(542,697)	21,215	(5,962,402)

TOTAL COSTS AND EXPENSES	(2,019,456)	(313,944)	(9,007,115)	(84,781)	—	(542,714)	439,923	(11,528,087)

Operational profit before Equity method gains and Financial revenue (expenses)	2,219,032	343,594	496,677	28,994	—	(468,689)	(10,337)	2,609,271
Equity method gains (losses)	(11,564)	718,923	103,271	(23,107)	54,702	12,888	10,337	865,450
Financial revenue	104,597	38,209	289,083	9,535		2,482,003	—	2,923,427
Financial expenses	(324,569)	(253,286)	(573,955)	(4,649)		(137,423)	—	(1,293,882)
PRETAX PROFIT	1,987,496	847,440	315,076	10,773	54,702	1,888,779	—	5,104,266
Income tax and Social Contribution tax	(571,040)	(37,434)	(20,440)	(5,705)		(197,962)	—	(832,581)
NET PROFIT FOR THE PERIOD	1,416,456	810,006	294,636	5,068	54,702	1,690,817	—	4,271,685

PERMITTED ANNUAL REVENUE – (RAP)

Values of RAP (Permitted Annual Revenue) Specified by Aneel Homologating Resolution No 1313*
Company	RAP	% Cemig Interest	Cemig Consolidated result	Cemig GT
Taesa		42.38%		834,801,871
ETEO	138,821,046	100.00%	58,832,359
ETAU	34,233,842	52.58%	7,628,465
NOVATRANS	410,285,116	100.00%	173,878,832
TSN	385,688,466	100.00%	163,454,772
GTESA	7,020,998	100.00%	2,975,499
PATESA	16,862,257	100.00%	7,146,225
Munirah	28,801,740	100.00%	12,206,178
Brasnorte	19,815,772	38.67%	3,247,477
Abengoa
NTE	120,846,985	100.00%	51,214,952
STE	64,484,461	100.00%	27,328,514
ATEI	117,617,545	100.00%	49,846,316
ATEII	179,036,270	100.00%	75,875,571
ATEIII	88,907,345	100.00%	37,678,933
TBE
EATE	339,625,778	49.98%	71,937,916
STC	32,009,160	39.99%	5,424,836
Lumitrans	21,013,276	39.99%	3,561,280
ENTE	177,715,565	49.99%	37,650,397
ERTE	39,891,971	49.99%	8,451,418
ETEP	77,375,558	49.98%	16,389,322
ECTE	75,000,117	19.09%	6,067,766
EBTE	36,697,741	74.49%	11,585,059
ESDE***	5,396,285	49.97%	1,142,787
ESTE***	15,784,209	19.09%	1,276,996
Cemig GT	167,520,066	100.00%	167,520,066	167,520,066
Cemig Itajuba	32,373,715	100.00%	32,373,715	32,373,715
Centroeste	13,735,420	51.00%	7,005,064
Transirapé	17,809,759	24.50%	4,363,391
Transleste	32,211,700	25.00%	8,052,925
Transudeste	19,965,117	24.00%	4,791,628
Light	7,058,788	32.47%	2,291,998
Transchile**	18,748,407	49.00%	9,186,720
RAP : CEMIG TOTALS			1,070,387,369	1,034,695,652

*   Permitted Annual Revenue in effect from July 1, 2012 to June 30, 2013.

** Transmission revenue of Chile-based Transchile is set in US$, and adjusted annually by Chilean government Decree 163

(http://www.cne.cl/images/stories/normativas/otros%20niveles/electricidad/DOC65_-_decreto163obrasurgentes.pdf).

For the year 2012 (January through December) its budgeted transmission revenue was in the order of US$ 8,314,000.

For the year 2013 the figure currently expected is US$ 8,462,000,00.

For conversion into Reais in this table, the exchange rate of November 13, 2012 was used: R$ 2.0614/US$.

*** Pre-Operational

Generation plants

								Year
				Installed				Concession or
			Cemig’s	Capacit	Assured Energy	Installed	Assured Energy	Authorization
Plant	Type	Company	Interest	(MW)	(average MW)	Capacit (MW)*	(average MW)*	Expires
Aimorès	Hydroelectric	Cemig GT	49%	330.00	172.00	161.70	84.28	20/12/2035
Camargos	Hydroelectric	Cemig GT	100%	46.00	21.00	46.00	21.00	08/07/2015
Emborcaçāo	Hydroelectric	Cemig GT	100%	1,192.00	497.00	1,192.00	497.00	23/07/2025
Funil	Hydroelectric	Cemig GT	49%	180.00	89.00	88.20	43.61	20/12/2035
Igarapava	Hydroelectric	Cemig GT	15%	210.00	136.00	30.45	19.72	30/12/2028
Itutinga	Hydroelectric	Cemig GT	100%	52.00	28.00	52.00	28.00	08/07/2015
Irapè	Hydroelectric	Cemig GT	100%	399.00	210.70	399.00	210.70	28/02/2035
Jaguara	Hydroelectric	Cemig GT	100%	424.00	336.00	424.00	336.00	28/08/2013
Miranda	Hydroelectric	Cemig GT	100%	408.00	202.00	408.00	202.00	23/12/2016
Nova Ponte	Hydroelectric	Cemig GT	100%	510.00	276.00	510.00	276.00	23/07/2025
Porto Estrela	Hydroelectric	Cemig GT	33%	112.00	55.80	37.33	18.60	10/07/2032
Queimado	Hydroelectric	Cemig GT	83%	105.00	58.00	86.63	47.85	02/01/2033
Salto Grande	Hydroelectric	Cemig GT	100%	102.00	75.00	102.00	75.00	08/07/2015
Sāo Simāo	Hydroelectric	Cemig GT	100%	1,710.00	1,281.00	1,710.00	1,281.00	11/01/2015
Très Marias	Hydroelectric	Cemig GT	100%	396.00	239.00	396.00	239.00	08/07/2015
Volta Grande	Hydroelectric	Cemig GT	100%	380.00	229.00	380.00	229.00	23/02/2017
Anil	PCH	Cemig GT	100%	2.08	1.16	2.08	1.16	08/07/2015
Born Jesus do Galho	PCH	Cemig GT	100%	0.36	0.13	0.36	0.13	—
Cajuru	PCH	Cemig GT	100%	7.20	3.48	7.20	3.48	08/07/2015
Gafanhoto	PCH	Cemig GT	100%	14.00	6.68	14.00	6.68	08/07/2015
Jacutinga	PCH	Cemig GT	100%	0.72	0.47	0.72	0.47	—
Joasal	PCH	Cemig GT	100%	8.40	5.20	8.40	5.20	08/07/2015
Lages	PCH	Cemig GT	100%	0.68	0.54	0.68	0.54	24/06/2010
Luiz Dias	PCH	Cemig GT	100%	1.62	0.94	1.62	0.94	19/08/2025
Marmelos	PCH	Cemig GT	100%	4.00	2.88	4.00	2.88	08/07/2015
Martins	PCH	Cemig GT	100%	7.70	2.52	7.70	2.52	08/07/2015
Paciéncia	PCH	Cemig GT	100%	4.08	2.36	4.08	2.36	08/07/2015
Panderas	PCH	Cemig GT	100%	4.20	1.87	4.20	1.87	22/09/2021
Paraúna	PCH	Cemig GT	100%	4.28	1.90	4.28	1.90	—
Peti	PCH	Cemig GT	100%	9.40	6.18	9.40	6.18	08/07/2015
Pissarrāo	PCH	Cemig GT	100%	0.80	0.55	0.80	0.55	19/11/2004
Piau	PCH	Cemig GT	100%	18.01	13.53	18.01	13.53	08/07/2015
Poço Fundo	PCH	Cemig GT	100%	9.16	5.79	9.16	5.79	19/08/2025
Poquim	PCH	Cemig GT	100%	1.41	0.58	1.41	0.58	08/07/2015
Rio dePedra	PCH	Cemig GT	100%	9.28	2.15	9.28	2.15	19/09/2024
Salto Morais	PCH	Cemig GT	100%	2.39	0.74	2.39	0.74	01/07/2020
Santa Marta	PCH	Cemig GT	100%	1.00	0.58	1.00	0.58	08/07/2015
Sāo Bernardo	PCH	Cemig GT	100%	6.82	3.42	6.28	3.42	19/08/2025
Sumidouro	PCH	Cemig GT	100%	2.12	0.93	2.12	0.93	08/07/2015
Tronqueiras	PCH	Cemig GT	100%	8.50	4.14	8.50	4.14	08/07/2015
Xicāo	PCH	Cemig GT	100%	1.81	0.61	1.81	0.61	19/08/2025
Igarapé	Thermal plant	Cemig GT	100%	131.00	71.30	131.00	71.30	13/08/2024
Baguari	Hydroelectric	Cemig GT affiliate	34%	140.00	80.20	47.60	27.27	15/08/2041
Santo António	Hydroelectric	Cemig GT affiliate	10%	981.66	996.80	98.17	99.68	12/06/2046
Praias de Parajuru	Wind Farm	Cemig GT affiliate	49%	28.80	8.39	14.11	4.11	24/09/2032
Praia de Morgado	Wind Farm	Cemig GT affiliate	49%	28.80	13.20	14.11	6.47	26/12/2031
Volta do Rio	Wind Farm	Cemig GT affiliate	49%	42.00	18.41	20.58	9.02	26/12/2031
Cachoeirāo	PCH	Cemig GT affiliate	49%	27.00	16.37	13.23	8.02	25/07/2030
Paracambi	PCH	Cemig GT affiliate	49%	25.00	19.53	12.25	9.57	—
Pipoca	PCH	Cemig GT affiliate	49%	20.00	11.90	9.80	5.83	10/09/2031
Santa Luzia	PCH	Cemig GT affiliate	100%	0.70	0.23	0.70	0.23	25/02/2026
Capim Branco I	Hydroelectric	Cemig Holding	26%	240.00	155.00	63.54	41.04	29/08/2036
Capim Branco II	Hydroelectric	Cemig Holding	26%	210.00	131.00	55.60	34.68	29/08/2036
Rosal	Hydroelectric	Cemig Holding	100%	55.00	30.00	55.00	30.00	08/05/2032
Sā Carvalho	Hydroelectric	Cemig Holding	100%	78.00	58.00	78.00	58.00	01/12/2024
Ipatinga	Hydroelectric	Cemig Holding	100%	40.00	40.00	40.00	40.00	13/12/2014
Barreiro	Hydroelectric	Cemig Holding	100%	12.90	11.37	12.90	11.37	30/04/2023
Machado Mineiro	PCH	Cemig Holding	100%	1.72	1.14	1.72	1.14	08/07/2025
Pai Joaquim	PCH	Cemig Holding	100%	23.00	2.41	23.00	2.41	01/04/2032
Salto do Paraopeba	PCH	Cemig Holding	100%	2.46	—	2.46	—	04/10/2030
Salto do Passo Velho	PCH	Cemig Holding	100%	1.80	1.48	1.80	1.48	04/10/2030
Salto Voltāo	PCH	Cemig Holding	100%	8.20	6.63	8.20	6.63	04/10/2030

* The Installed capacit and assured energy are already on cemig’s share

* Installed capacity and the “assured power level” are in Cemig’s quota portion. ++

Attachments

Cemig D tables (R$mn)

MERCADO CEMIG D
	(GWh)			GW
TRIMESTRE	CATIVO	TUSD ENERGIA(1)	E.T.D(2)	TUSD DEMANDA(3)
1T11	5.613	4.385	9.998	23
2T11	5.710	4.914	10.624	24
3T11	5.841	5.047	10.888	25
4T11	5.938	4.927	10.865	25
1T12	6.034	4.797	10.831	25
2T12	5.969	5.127	11.096	26
3T12	6.166	5.274	11.441	24
4T12	6.093	5.149	11.242	26
1T13	6.170	4.586	10.756	28
2T13	6.374	4.867	11.241	28
3T13	6.486	5.017	11.503	29
4T13	6.615	4.975	11.591	29

Operating Revenues	2013	2012	Change%
Sales to end consumers	9.816	10.792	(9)
TUSD	1.047	1.872	(44)
Energy Transactions in the CCEE	180	116	56
Construction revenue	884	1.228	(28)
Subtotal	11.927	14.007	(15)
Others	814	281	189
Subtotal	12.741	14.289	(11)
Deductions	(3.535)	(4.785)	(26)
Net Revenues	9.206	9.504	(3)

Operating Expenses	2013	2012	Change%
Personnel/Administrators/Councillors	894	831	8
Employee Participation	146	164	(11)
Forluz – Post-Retirement Employee Benefits	119	94	27
Materials	53	52	0
Contracted Services	721	695	4
Purchased Energy	4.089	4.180	(2)
Depreciation and Amortization	416	393	6
Operating Provisions	275	268	3
Charges for Use of Basic Transmission Network	410	794	(48)
Cost from Operation	884	1.228	(28)
Other Expenses	328	307	7
Total	8.335	9.007	(7)

Statement of Results	2013	2012	Change%
Net Revenue	9.206	9.504	(3)
Operating Expenses	8.335	9.007	(7)
EBIT	871	497	75
EBITDA	1.288	889	45
Financial Result	(194)	(285)	(32)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(187)	(20)	817
Net Income	490	191	156

Cemig GT tables (R$mn)

Operating Revenues	2013	2012	Change%
Sales to end consumers	2.682	2.817	(5)
Supply	3.054	1.972	55
Revenues from Trans. Network + Transactions in the CCEE	490	786	(38)
Transmission indemnity revenue	21	192	(89)
Construction revenue	91	107	(15)
Others	23	25	(7)
Subtotal	6.360	5.899	8
Deductions	(1.130)	(1.259)	(10)
Net Revenues	5.230	4.640	13

Operating Expenses	2013	2012	Change%
Personnel/Administrators/Councillors	315	282	12
Employee Participation	59	59	(1)
Forluz – Post-Retirement Employee Benefits	40	30	33
Materials	12	13	(8)
Raw Materials and Supplies Energy Production	56	5	1.006
Contracted Services	167	162	3
Depreciation and Amortization	343	311	10
Royalties	126	178	(29)
Operating Reserves	55	3	1.728
Charges for Use of Basic Transmission Network	257	268	(4)
Purchased Energy	1.244	713	75
Construction Cost	91	107	(15)
Losses on disposal of EBTE	94	—	—
Other Expenses	105	116	(9)
Total	2.964	2.248	32

Statement of Results	2013	2012	Change%
Net Revenue	5.230	4.640	13
Operating Expenses	2.964	2.248	32
EBIT	2.266	2.392	(5)
Equity equivalence results	350	537	(35)
EBITDA	2.959	3.240	(9)
Financial Result	(203)	(442)	(54)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(602)	(568)	6
Net Income	1.811	1.919	(6)

Cemig Consolidated - tables (R$mn)

Energy Sales (Consolidated)	2013	2012	Change%
Residential	9.473	8.871	7
Industrial	23.452	25.473	(8)
Commercial	6.035	5.723	5
Rural	3.028	2.857	6
Others	3.370	3.258	3
Subtotal	45.359	46.182	(2)
Own Consumption	35	34	3
Supply to other Dealers	16.127	13.368	21
TOTAL	61.521	59.584	3

Energy Sales	2013	2012	Δ%
Residential	4.518	4.890	(8)
Industrial	4.023	4.388	(8)
Commercial	2.354	2.533	(7)
Rural	741	782	(5)
Others	959	1.061	(10)
Electricity sold to final consumers	12.595	13.654	(8)
Unbilled Supply, Net	3	37	(93)
Supply	2.144	1.689	27
TOTAL	14.741	15.380	(4)

Sales per Company

Cemig Distribution
3Q13 Sales	GWh
Industrial	4.045
Residencial	9.473
Rural	3.028
Commercial	5.693
Others	3.371
Total	25.610

Cemig GT
3Q13 Sales	GWh
Free Consumers	18.797
Wholesale supply	16.481
Wholesale supply others	11.716
Wholesale supply Cemig Group	617
Wholesale supply bilateral contracts	4.148
Total	35.278

Independent Generation
3Q13 Sales	GWh
Horizontes	86
Ipatinga	243
Sá Carvalho	498
Barreiro	55
Cemig PCH	155
Rosal	269
Capim Branco	601

Subsidiaries
3Q13 Sales	GWh
Free Consumers	952
Wholesale sales	784
Free contracts (Trader/Generator)	1
‘Bilateral contracts’ (Distributor)	263
‘Bilateral contracts’ (Cemig D)	520
TOTAL	1.736

Operating Revenues	2013	2012	Change%
Sales to end consumers	12.595	13.654	(8)
TUSD	1.008	1.808	(44)
Supply + Transactions in the CCEE	3.340	2.113	58
Revenues from Trans. Network	404	662	(39)
Construction revenue	975	1.336	(27)
Transmission indemnity revenue	21	192	(89)
Others	1.048	506	107
Subtotal	19.390	20.272	(4)
Deductions	(4.762)	(6.135)	(22)
Net Revenues	14.627	14.137	3

Operating Expenses	2013	2012	Change%
Personnel/Administrators/Councillors	1.284	1.174	9
Employee Participation	221	239	(7)
Forluz – Post-Retirement Employee Benefits	175	134	31
Materials	123	73	68
Contracted Services	917	907	1
Purchased Energy	5.207	4.683	11
Depreciation and Amortization	824	763	8
Royalties	131	185	(29)
Operating Provisions	305	671	(54)
Charges for Use of Basic Transmission Network	575	883	(35)
Cost from Operation	975	1.336	(27)
Other Expenses	494	482	3
TOTAL	11.232	11.528	(3)

Financial Result Breakdown	2013	2012	Change%
Financial revenues	886	2.923	(70)
Revenue from cash investments	300	201	49
Arrears penalty payments on electricity bills	159	154	3
Gains on financial instruments	2	21	(92)
Updating to present value	2	12	(85)
Exchange rate	209	19	987
Monetary updating of CRC	44	2.383	(98)
Other	171	133	29
Financial expenses	(1.194)	(1.294)	(8)
Costs of loans and financings	(698)	(811)	(14)
Exchange rate	(45)	(31)	44
Monetary updating – loans and financings	(235)	(177)	33
Monetary updating – paid concessions	(25)	(32)	(23)
Charges and monetary updating on Post-employment obligations	(94)	(93)	—
Other	(98)	(149)	(34)
Financial revenue (expenses)	(308)	1.630	(119)

Statement of Results	2013	2012	Change%
Net Revenue	14.627	14.137	3
Operating Expenses	11.232	11.528	(3)
EBIT	3.395	2.609	30
Results of Equity Income	764	865	(12)
Unrealized profits on gain on sale of investments	(81)	—	—
Gain on sale of Investments	284	—	—
EBITDA	5.186	4.238	22
Financial Result	(308)	1.630	(119)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(950)	(833)	14
Net Income	3.104	4.272	(27)

Cash Flow Statement	2013	2012	Change%
Cash at beginning of period	1.919	2.103	(9)
Cash generated by operations	3.515	2.428	45
Net income	3.104	4.272	(27)
Depreciation and amortization	824	763	8
Aquisition of jointly-controlled subsidiary, net of cash acquired	(284)	—	—
Passthrough from CDE	(764)	(865)	(12)
Equity gain (loss) in subsidiaries	635	(1.742)	(136)
Other adjustments	(5.735)	(2.107)	172
Loans, financings and debentures	2.467	4.916	(50)
Payments of loans and financings	(3.601)	(5.276)	(32)
Interest on Equity, and dividends	(4.600)	(1.748)	163
Payments of loans and financings	2.503	(505)	(596)
Securities	(267)	(400)	(33)
Redemption of the CRC account	2.466	1.498	65
Investments	1.242	6	21.259
Fixed and Intangible assets	(938)	(1.609)	(42)
Cash at end of period	2.202	1.919	15
Total cash available	3.225

BALANCE SHEETS (CONSOLIDATED) - ASSETS	2013	2012 Restated

CURRENT	6.669	8.804
Cash and cash equivalents	2.202	1.919
Securities	934	657
Consumers and traders	1.912	1.858
Concession holders – Transport of electricity	241	347
Financial assets of the concession	2	288
Tax offsetable	482	217
Income tax and Social Contribution tax recoverable	249	229
Traders – Transactions in “Free Energy”	43	21
Dividends receivable	17	113
Linked funds	2	132
Inventories	38	41
Provision for gains on financial instruments	—	20
Accounts receivable from Minas Gerais state government	—	2.422
National Grid Subsidies	136	—
Other credits	413	538
NON-CURRENT	23.145	23.766
Securities	90	99
Deferred income tax and Social Contribution tax	1.221	1.304
Tax offsetable	382	392
Income tax and Social Contribution tax recoverable	177	28
Escrow deposits in legal actions	1.180	1.301
Consumers and traders	180	221
Other credits	92	108
Financial assets of the concession	5.841	5.475
Investments	6.161	6.855
PP&E	5.817	6.109
Intangible assets	2.004	1.874
TOTAL ASSETS	29.814	32.570

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS’ EQUITY	2013	2012 Restated
CURRENT	5.922	12.798
Suppliers	1.066	1.306
Regulatory charges	153	317
Profit shares	125	84
Taxes	499	515
Income tax and Social Contribution tax	35	32
Interest on Equity, and dividends, payable	1.108	3.479
Loans and financings	1.056	4.902
Debentures	1.182	1.565
Payroll and related charges	186	227
Post-retirement liabilities	138	51
Concessions payable	20	16
Other obligations	354	305
NON-CURRENT	11.254	8.222
Regulatory charges	193	169
Loans and financings	2.379	1.609
Debentures	4.840	2.341
Taxes	705	686
Income tax and Social Contribution tax	256	307
Provisions	306	265
Concessions payable	152	171
Post-retirement liabilities	2.311	2.575
Other obligations	111	97
STOCKHOLDERS’ EQUITY	12.638	11.550
Share capital	6.294	4.265
Capital reserves	1.925	3.954
Profit reserves	3.840	2.856
Adjustments to Stockholders’ equity	580	475
TOTAL LIABILITIES	29.814	32.570

9. Notice to Stockholders Dated March 24, 2014:  Proposal for Payments of Dividends

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY —  CNPJ 17.155.730/0001-64  —  NIRE 31300040127

NOTICE TO STOCKHOLDERS

PROPOSAL FOR PAYMENT OF DIVIDENDS

We hereby advise stockholders that the Board of Directors, at its meeting of March 13, 2014, decided to propose the following to the General Meeting of Stockholders to be held on April 30, 2014:

1.              DIVIDENDS:

a)             Of the net profit for the business year 2013, which totals R$ 3,103,855,000, a total of R$ 1,655,602,000 should be allocated for payment as dividends to stockholders, as follows:

1)              R$ 533,149,000, equal to R$ 0.554058049 per share, in the form of Interest on Equity, in accordance with the following Board Spending Decisions:

•                  CRCA 099/2013, of October 11, 2013, and

•                  CRD 452/2013, of December 6, 2013

• this payment was made on December 19, 2013, to stockholders on the Company’s Nominal Share Registry on December 5, 2013; and

2)              R$ 1,122,453,000, equal to R$ 0.892102537 per share, in the form of dividends for the 2013 business year

• to holders of record on April 30, 2014, for shares traded on the São Paulo Stock, Commodities and Futures Exchange (BM&FBovespa), for whom the shares will trade ex-dividend on and after May 1, 2014.

Payments of the dividends will be made in two installments, by June 30 and December 30, 2014, and these dates may be brought forward, in accordance with the availability of cash and at the option of the Executive Board.

Note that payment is conditional upon homologation by the General Meeting of Stockholders to be held on April 30, 2013.

Stockholders whose shares are not held in custody by the CBLC and whose registration details are not up to date should visit any branch of Banco Itaú Unibanco S.A. (the Institution which administers Cemig’s Nominal Share Registry System), carrying their personal identification documents, for the necessary updating.

Belo Horizonte, March 24, 2014.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10. 2013 Results — Presentation

[LOGO]

2 Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations. These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, and market conditions in the electricity sector; and on expected future results, many of which are not under Cemig’s control. Important factors that can lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and electricity markets, uncertainty on our results from future operations, plans, and objectives, and other factors. Because of these and other factors, the real results of Cemig may differ significantly from those indicated in or implied by such statements. The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation. To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could originate different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission – CVM – and in the 20-F form filed with the U.S. Securities and Exchange Commission – SEC. In this material, financial amounts are in R$ million (R$ mn) unless made explicit otherwise. Financial data reflect the adoption of IFRS.

3 Challenges in 2013 generated operations for sustainable growth TRANSMITINDO ENERGIA PARA O FUTURO Renova Energia A vehicle for growth in renewable sources Alianca Geracao de Energia Platform for consolidation of generation assets Taesa Structured to grow while adding value Cemig D Ready for the World Cup

4 Cemig GT : Generator of new businesses * - On completion of the transaction Vale will have 55% and Cemig GT 45%. Enters control block of wind power leader Renova Vehicle for growth in renewable energy R$1.5bn injected, in partnership with equity fund (FIP) Acquisition of Brasil PCH Expansion of the generation portfolio JV with Vale – Alianca Geracao * Greater visibility for generation assets Hydro” 1,158 MW installed capacity Platform for consolidation of generation assets GT increases stake in Norte Energia by 4.41% Resulting Cemig interest will be 14.18%

5 Taesa: Investments that generate dividends Revenue, Ebitda both predictable, stable Growth on the basis of excellent assets Through M&A and greenfield Robust dividend policy Average payout in last three years is 90% Winner of Aneel auction 013/2013 85km of 500kV transmission lines: 30-year concession Initial RAP (annual revenue) R$11mn

R$ 527mn invested in improvements to state electricity system, in time for World Cup Investments reaffirm commitment to energy supply quality Indicators prove quality of services provided 6 Cemig D: Quality in serving the public 14.09 12.99 14.32 14.74 12.49 13.25 13.19 12.99 12.59 12.11 2009 2010 2011 2012 2013 SAIDI – one - year periods APURADO LIMITE 6.76 6.55 7.00 7.05 6.26 9.71 9.35 9.05 8.89 8.77 2009 2010 2011 2012 2013 SAIFI – one - year periods APURADO LIMITE ACTUAL ACTUAL LIMIT LIMIT

7 Cemig: 2013 results +3.5% +22.4% +15.0% Portfolio of businesses guarantees robust results Higher exposure to spot market boosts revenue Ebitda in line with management’s target Correct strategic decisions translate into results 14,137 14,627 4,238 5,186 Net revenue Ebitda Net income 2012 2013 2012 2013 2012 CRC adjustment 2012 adjusted 2013

8 Gasmig: A vital business 2013 gross revenue: R$ 1.5 bn – up 15% from 2012 Natural gas volume sold in 2013 up 12% from 2012 Number of clients tripled in the year: From 406 to 1,501 1,137 are residential Construction started on Brazil’s largest gas distribution pipeline Serving the “Triangle” and Center-West regions of Minas Companhia de Gas de Minas Gerais

9 Recognition for our commitment to sustainability Best annual report – Winner of 15th Abrasca Award Included in DJSI World Sustainability Index for last 14 years: named utilities world leader in 2 years BM&FBovespa ISE Corporate Sustainability Index: included for 9th year running. BNDES/Bovespa ICO2 Carbon Efficient Index: 4th consecutive inclusion One of world’s 10 most sustainable utilities – Corporate Knights (Canada) Included in Dow Jones Emerging Markets Sustainability Index portfolio Carbon Disclosure Project (CDP – London): among 10 Brazilian companies with most effective climate change mitigation measures.

2013 results in detail

11 Consolidated net revenue Cemig’s expertise in electricity sector ensures robust revenue Highest volume of sales to traders and generators Gain from high spot market prices Growth in number of clients Cemig GT: +14.7% 42 industrial clients outside concession area Cemig D: +3.3% approximately 250 new users connected +3.5% 14,137 14,627 R$ million +3.3% Wholesale - MWh

Operational expenses -2.6% Personnel expenses down 15.5%, in 4Q13 Cost reduction program shows results Substantial fall in operational provisions Agreement between Cemig and federal government in 2012 Compensating funds from CDE minimize cost of electricity

13 *Calculation of Ebitda uses the proportional consolidation adopted in Cemig’s guidance given to 18th annual Cemig/Apimec meeting with investors. 13 1,851 2,137 1,731 2,127 2013 Ebitda guidance limit exceeded We met 2013 Ebitda target +22.4% -9.7% Management Ebitda guidance* Ebitda by company, 2013

14 Consolidated net income Successful acquisitions contribute strongly to profit R$ 764mn in equity method gain, 24.6% of 2013 net profit Net gain of R$ 203mn on disposal of investments By segment -27.3% -14.5% Generation Transmission Distribution Other

15 Consolidated debt profile Total net debt: R$ 6.2bn Net debt Ebitda Net debt Stockholders’ equity + Net debt Maturities timetable Average tenor: 4.3 years Main indexors Real cost of debt – % Leverage – %

16 Cemig GT – 2013 results +2.2% +12.7% -8.6% -5.6%

17 Cemig GT – Debt profile, 2013 Net debt Ebitda Net debt Stockholders’ equity + Net debt Total net debt: R$ 2.4bn

18 Cemig D – 2013 results -3.1% +4.1% +44.8% +157%

Net debt Stockholders’ equity + Net debt 19 Cemig D – Debt profile, 2013 Net debt Ebitda Total net debt: R$ 4.5bn

20 Total cash available = cash+ securities 20 Cash flow Cash flow statement 2013 2012 Cash at start of period 1,919 2,103 Cash from operations 3,515 2,428 Net profit 3,104 4,272 Depreciation and amortization 824 763 Gain on disposal of investments (284) - Equity method gain on holdings (764) (865) Other adjustments 635 (1,742) Cash in financing activities (5,735) (2,107) Loans, financings and debentures obtained 2,467 4,916 Payment of loans and financings (3,601) (5,276) Interest on Equity, and dividends (4,600) (1,748) Investment activities 2,503 (505) Securities – Cash investments (267) (400) Received for CRC Account from Minas Gerais state government 2,466 1,498 Investments 1,242 6 PP&E / Intangible, and other (938) (1,609) Cash at end of period 2,202 1,919 Total cash available 3,225

21 Cemig shares in 2013 Stockholders in more than 40 countries Average daily trading: Bovespa: R$ 78 million NYSE: US$ 27 million Winner of 15th annual Abrasca Award - Best Annual Report Capital market 54.1%

Investor Relations Tel.: (55-31) 3506-5024

11. Summary of Principal Decisions of the 591st Meeting of the Board of Directors Held on March 27, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64  —  NIRE 31300040127

BOARD OF DIRECTORS

Meeting of March 27, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 591st meeting, held on March 27, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.              Provision of guarantee for the issue of Promissory Notes by Cemig D.

2.              Signature, as guarantor, of an amendment to a loan contract between Cemig D and Banco do Brasil.

3.              Signature, as surety, of amendments to financing contracts of Santo Antônio Energia S.A. (Saesa) with the BNDES.

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12. Summary of Principal Decisions of the 592nd Meeting of the Board of Directors Held on March 27, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64  —  NIRE 31300040127

BOARD OF DIRECTORS

Meeting of March 27, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 592nd meeting, held on March 27, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.              Decisions in development of the Catalina Project.

2.              Orientation of vote in favor of signature of a Commitment Undertaking in meetings of Gasmig.

3.              The Tiradentes Project.

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13. Market Announcement Dated April 1, 2014:  Reply to BM&FBovespa inquiry GAE 837/14, of April 1, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  —  CNPJ 17.155.730/0001-64  —  NIRE 33300266003

MARKET ANNOUNCEMENT

Reply to BM&FBovespa inquiry GAE 837/14, of April 1, 2014

Question asked by BM&F BOVESPA

“We request you to provide, by April 2, 2014, an explanatory reply about the news report in the April 1, 2014 edition of Valor Econômico newspaper, under the headline “Cemig expects Aneel to support an increase of 29.7%”, and any other information that is considered important.”

Reply by CEMIG

Dear Sirs,

In reply to the request by BM&FBovespa, through its Official Letter GAE 837/14, of April 1, 2014, we inform you that the article published in Valor Econômico newspaper, edition of April 1, 2014, refers to the process of annual tariff adjustment specified in the public distribution service contract of Cemig Distribuição S.A. (“Cemig D”).

The objective of this process, currently in progress, is to achieve an annual rebalancing, to reflect the costs of the distribution companies, seeking to adjust for variations, and also effects of inflation.

At the present moment the preliminary calculations made by Cemig D are in the process of analysis by the National Electricity Agency (Agência Nacional de Energia Elétrica — Aneel), and are available at this web address:

http://www.aneel.gov.br/visualizar_texto.cfm?idtxt=2253

As further information: The date established in the concession contract for the annual tariff adjustment of Cemig D is April 8, 2014.

Belo Horizonte, April 1, 2014.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

14. Market Announcement Dated April 7, 2014:  Aneel decides tariff increases for Cemig Distribution

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  —  CNPJ: 17.155.730/0001-64  —  NIRE 31300040127

MARKET ANNOUNCEMENT

Aneel decides tariff adjustment of Cemig D

Cemig (Companhia Energética de Minas Gerais)(‘the Company’), a listed corporation with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general as follows:

Today (Monday, April 7, 2014) the Brazilian electricity regulator Aneel decided the Annual Tariff Adjustment to be applied to the tariffs charged to consumers for supply of electricity by Cemig Distribuição S.A. (‘Cemig D’), a wholly-owned subsidiary of Cemig.

Cemig is issuing the following public announcement:

“Today, Monday April 7, 2014, the Brazilian Electricity Regulator, Aneel, decided on the annual adjustment of the electricity rates charged to consumers by Cemig Distribuição S.A. (‘Cemig D’), the group’s distribution company: the new rates decided today increase the amount charged to the consumer for supply of electricity by an average (across all consumer categories) of 16.33%. The increases come into effect tomorrow, Tuesday, April 8.

For Residential consumers, the increase in the charge for electricity is 14.24%. For clients classified as captive consumers in the Industrial and Services categories, served at medium and high voltage, the adjustment has the effect of an average increase of 12.41%. For those served at low voltage, the increase is 15.78%.

Cemig’s Tariffs Manager, Mr. Ronalde Xavier Moreira Júnior, says consumers will receive the full effect of the adjustment only in their May invoices. “This is because the dates of meter readings for electricity bills are spread over the month. So in April, consumers will pay for the part of their consumption that took place before April 8 at the previous rate, and the other part with the increase in the electricity supply rate included”.

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Calculating the electricity bill

Of the amount charged in the invoice, only 25.8% stays with Cemig D itself — remunerating its investment, and covering its depreciation and running costs as a concession holder. The other 74.2% is passed on by Cemig D to a range of operational and regulatory costs and expenses: the cost of electricity purchased (39.8%); electricity sector regulatory charges (4.9%); costs of transmission (3.5%); the ICMS value added tax charged by Minas Gerais State (21%); and the federal Pasep and Cofins taxes (an aggregate 5%) — all of these items  are in fact passed on to the state or federal governments and to other agents of the electricity sector.

According to Mr. Xavier, the main increase in costs in 2014 was the expense on purchase of electricity — reflecting the use of supply generated by the thermoelectric plants during this last year: “The price of the electricity from these plants is practically double the costs of electricity generated by hydroelectric plants,” he says. “This year, the cost of purchased electricity was R$ 679 million higher than in the previous year — this component alone is responsible for 7.80 percentage points of the overall increase.”

Taxes and similar charges included in consumer electricity bills

Under Brazil’s Constitution, Cemig is obliged to charge certain taxes directly on the consumer’s electricity bill, and pass them on to the related authorities.

The PIS, Pasep and Cofins taxes are examples of taxes charged directly on the consumer’s electricity bill that are destined for maintaining federal government social programs. The ICMS tax, charged by states, is also charged directly on the consumer’s electricity bill, and is passed on in full to the government of the State.

In the case of Minas Gerais State, however, residential clients consuming less than 90kWh/month — a total of about 2.4 million families — are exempt from ICMS tax.

Another component charged on the consumer’s electricity bill is the Contribution to Finance Public Illumination (Contribuição para Custeio do Serviço de Iluminação Pública, or CIP). The amounts of this charge are decided by individual municipal prefectures. Cemig collects the amount, and passes it on to the prefectures of individual cities and towns — which are the bodies responsible for planning, building, expansion, operation and maintenance of public illumination facilities.

Low-income consumers

In the 774 municipalities of Minas Gerais State where Cemig distributes electricity, more than 660,000 consumers are in the Rural category and about one million are classified as low-income consumers. These clients benefit from a subsidy, and pay less than cost for the electricity they consume.

For low-income consumers with consumption up to 30kWh/month, the benefit results in a discount of approximately 65%. For consumption between 31kWh and 100kWh/month, the discount is 40%, and for the range between 101 and 220kWh/month the discount is 10%.

Residential consumer electricity bills — examples

	Invoice of a low-income residential consumer (R$)		Full residential consumer invoice (R$)
Period	April 8, 2013 to April 7, 2014	April 8, 2014 to April 7, 2015	April 8, 2013 to April 7, 2014	April 8, 2014 to April 7, 2015
Consumption, kWh/month	(Aneel Decision 1507/2013)	(Aneel Decision of 2014)	(Aneel Decision 1507/2013)	(Aneel Decision of 2014)
30	3.56	4.09	10.41	11.89
66	10.90	12.52	22.90	26.16
90	15.79	18.13	31.23	35.68
100	27.85	31.99	54.22	61.94
130	42.17	48.44	70.48	80.52
220	85.14	97.80	119.28	136.27
250	101.06	116.08	135.55	154.85

Examples of amounts of electricity bills, in R$, including the taxes.

Consumers’ average electricity bills

In 2013, half of the consumers of Cemig D (Distribution) had electricity bills lower than R$ 60 — i.e. their daily expense on electricity was less than R$ 2 (equivalent to just under one US dollar). With the tariff adjustment, the monthly amount will on average increase to about R$ 68.

With today’s adjustment fully in effect, the revenue of Cemig D will have the following structure:

Belo Horizonte, April 7, 2014

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

15. Market Announcement Dated April 7, 2014:  Aneel decides tariff increases for Cemig Distribution - Presentation

CEMIG DISTRIBUIÇÃO S.A. 2014 TARIFF ADJUSTMENT FINANCIAL AND ECONOMIC REGULATION DEPARTMENT (RE) TARIFF MANAGEMENT OFFICE (RE/TF) APRIL 7, 2014 1

This presentation is based on the result of the 2014 tariff adjustment of Cemig D (Distribution) – published yesterday, Monday April 7 – and also partly on some of Cemig’s own internal data. A few slides from some of our previous material are included to show the mechanisms involved. The source material for these slides is exclusively from the Brazilian regulator – Aneel – itself. The same information can be extracted from: http://www.aneel.gov.br http://www.aneel.gov.br/arquivos/pdf/caderno4capa.pdf 2

The mission of Aneel is: to provide favorable conditions for the electricity market to develop, with a proper balance between the interests of the agents operating in the sector, to the benefit of society. Balance Government Regulated Agents Consumers Public Interest ABOUT BRAZIL’S ELECTRICITY REGULATOR, ANEEL Rates charged for retail electricity supply are set by Aneel, under Decree 2335 of Oct. 6, 1997, which created Aneel, and states its remit in Appendix I, Chapter II, Section I, Article 4: “Article 4. ANEEL has the following attributions and powers: X – To act, in accordance with law and contracts, in the processes of setting and control of prices and tariffs: it shall decide upon and formally approve their initial values, and those of their adjustment, and reviews, and create mechanisms for monitoring of prices.” 3

HOW ELECTRICITY REACHES THE CONSUMER TRANSMISSION DISTRIBUTION PURCHASE SECTOR CHARGES 4 Transformer Transformer Substation Distribution lines Transmission towers Substation Generation plant

COMPONENTS OF THE ELECTRICITY TARIFF 5 NON MANAGEABLE COSTS PORTION A R$ 6.3 BILLION PURCHASE OF ELECTRICITY TRANSMISSION SECTOR CHARGES MANAGEABLE COSTS PORTION B R$ 3.4 BILLION OPERATIONAL COSTS REMUNERATION OF INVESTMENT DEPRECIATION OF INVESTMENT

Annual adjustment period Portion B VPB0 Portion A VPA1 Portion B VPB1 REQUIRED REVENUE = RA1 Passed on to consumer 100% (IGP–M inflation) minus (X Factor) 2013 2014 Financial components Financial components THE ANNUAL TARIFF ADJUSTMENT * The ‘financial components’ are costs that the distribution company incurred in the last year not covered by tariffs. They are passed on to the consumer over the next 12 months. 6 PRESENT REVENUE = RAo Portion A VPBo

VARIATION IN NON-MANAGEABLE COSTS Portion A: 15.33% 7 The non-manageable costs account for 9.65 percentage points of the economic adjustment of 11.91% – i.e. they account for 81% of the tariff increase. NON-MANAGEABLE ITEMS - PORTION A 2013 2014 Change, 2013-14 Weight in the adjustment SECTOR CHARGES 653 R$ 742 R$ 13.61% 1.02% Global Reversion Reserve (RGR) - R$ - R$ Fuel Consumption Account (CCC) - R$ - R$ Service Inspection Charge (TFSEE) 20 R$ 12 R$ -37.84% -0.09% Energy Development Account (CDE) 125 R$ 194 R$ 55.90% 0.80% Royalties for use of water resources (CFURH) - R$ - R$ System Service Charge (ESS) + Energy Reserve (EER) 163 R$ 173 R$ 6.04% 0.11% Proinfa (Alternative Sources) Program 261 R$ 263 R$ 0.70% 0.02% R&D, Efficiency, Reimb. Isolated-systems ICMS tax 83 R$ 98 R$ 18.16% 0.17% ONS (National System Operator) 0 R$ 0 R$ -11.52% 0.00% TRANSPORT OF ELECTRICITY – TRANSMISSION 359 R$ 432 R$ 20.08% 0.83% National grid 203 R$ 247 R$ 21.81% 0.51% Frontier grid 49 R$ 70 R$ 43.16% 0.24% ONS – Basic grid (A2) 7 R$ 8 R$ 11.27% 0.01% National grid – Export (A2) - R$ 0 R$ 0.00% Itaipu volume charge 54 R$ 58 R$ 6.35% 0.04% Transport from Itaipu 25 R$ 26 R$ 2.53% 0.01% Connection 18 R$ 20 R$ 12.88% 0.03% Use of the distribution system 3 R$ 2 R$ -20.81% -0.01% PURCHASE OF ELECTRICITY 4,466 R$ 5,145 R$ 15.20% 7.80% NON-MANAGEABLE COSTS – TOTAL 5,479 R$ 6,318 R$ 15.33% 9.65%

COST OF PURCHASE OF ELECTRICITY ROSE 15% – accounts for 53% of Cemig D’s costs 8 Factors in the change in total cost of electricity purchased: Termination of some ‘existing energy’ contracts (hydroelectric – CCEAR contracts). Participation of ‘availability contracts’ (thermal). Updating of prices of electricity from Itaipu and Angra (nuclear). Outcome of spot price forecasts (different from Cemig D’s forecast). PURCHASE OF ELECTRICITY 2013 2014 Volume - MWh 32,237,945 32,049,162 Expense - R$ MM 4,466 R$ 5,145 R$ Price - R$/MWh 138.54 R$ 160.53 R$ Type of contract Hydroelectric - CCEAR Itaipu Quotas Thermal plants Other Proinfa (alternative sources) ‘Bilateral’ contracts Total passed through MWh 5,763,044 6,374,034 7,367,692 8,967,694 1,233,358 640,383 1,702,958 32,049,162 % of 100% 17.98% 19.89% 22.99% 27.98% 3.85% 2.00% 5.31% 100% R$ million 870 837 242 2,742 133 - 321 5,145 % of 100% 16.91% 16.27% 4.71% 53.29% 2.58% 0.00% 6.24% 100% R$/MWh 150.93 131.30 32.89 305.75 107.82 0.00 0.00 160.53

VARIATION IN DISTRIBUTOR’S COSTS: Manageable costs: 6.11% Tariff adjustment index – and impact 9 Manageable costs account for only 2.26 percentage points of the economic adjustment of 11.91% – i.e. they account for 19% of the tariff increase. New revenue (2014) – R$ MM R$ 9,742 Prior revenue (2013) – R$ MM R$ 8,705 Index of adjustment (economic components) 11.91% Financial components – 2014 4.41% Adjustment index including financial items (tariffs applied) 16.33% Financial components prior year and Review appeal, 2013 -1.57% AVERAGE IMPACT 14.76% IGP–M inflation index 7.30% X Factor 1.19% (IGPM – X Factor) 6.11% Application of X Factor Components of Revenue (R$ MM) 2013 2014 Change, YoY Weight in the adjustment % of 100% in 2013 % of 100% in 2014 Portion A 5,479 6,318 15.33% 9.65% 63% 65% Portion B 3,226 3,423 6.11% 2.26% 37% 35% Total revenue 8,705 9,742 11.91% 11.91% 100% 100% TODO DIA, A CEMIG ESTA AO SEU LADO. E EM MAIS LUGARES DO QUE VOCE IMAGINA

Annual adjustment period Portion B VPB0 Portion A VPA1 Portion B VPB1 REQUIRED REVENUE = RA1 9.65% 2.26% 2013 2014 Financial components Financial components THE ANNUAL TARIFF ADJUSTMENT 10 16.33% 11.91% (4.42%) 14.76% 11.91%: Economic adjustment to the tariff. 16.33%: Total adjustment (economic adjustment + financial components). 14.76%: Effect perceived by consumers. TODO DIA, A CEMIG ESTA AO SEU LADO. E EM MAIS LUGARES DO QUE VOCE IMAGINA.TODO DIA, A CEMIG ESTA AO SUE LADO. E EM MAIS LUGARES DO QUE VOCE IMAGINA.

STRUCTURE OF THE COMPONENTS OF CEMIG D’S REVENUE AFTER THE 2014 TARIFF ADJUSTMENT 11

Average effect perceived by consumers 12 * High voltage captive consumers are mainly industrial clients. ** B3 – Others: includes industrial and commercial consumers, public authorities, and public services. *** Free Clients: large number of industrial clients; and a smaller number of commercial clients. CONSUMER IMPACT UNITS CAPTIVE (AVERAGE) 15.42% 7,762,643 High voltage * 12.41% 13,032 Low voltage 15.78% 7,749,611 B1 – Residential 14.30% 6,243,172 B2 – Rural 19.13% 659,130 B3 – Others ** 17.13% 843,883 B4 – Public illumination 19.13% 3,426 FREE CLIENTS (AVERAGE) *** 7.61% 431 OVERALL 14.76% 7,763,074 TODO DIA, A CEMIG ESTA AO SEU LADO. E EM MAIS LUGARES DO QUE VOCE IMAGINA.TODO DIA, A CEMIG ESTA AO SUE LADO. E EM MAIS LUGARES DO QUE VOCE IMAGINA.

INVOICE OF A RESIDENTIAL CLIENT – BEFORE AND AFTER THE 2014 ANNUAL ADJUSTMENT 13 * For reference: The average consumption level of a residential client is 130 kWh/month. Invoice of a low - income residential consumer (R$) Full residential consumer invoice (R$) Period April 8, 2013 to April 7, 2014 April 8, 2014 to April 7, 2015 April 8, 2013 to April 7, 2014 April 8, 2014 to April 7, 2015 Consumption, kWh / month (Aneel Decision 1507/2013 ) (Aneel Decision of 2014) (Aneel Decision 1507/2013) (Aneel Decision of 2014) 30 3 . 56 4 . 09 10.41 11.89 66 10.90 12.52 22.90 26.16 90 15.79 18.13 31.23 35.68 100 27.85 31.99 54.22 61.94 130 42.17 48.44 70.48 80.52 220 85.14 97.80 119.28 136.27 250 101.06 116.08 135.55 154.85 TODO DIA, A CEMIG ESTA AO SEU LADO. E EM MAIS LUGARES DO QUE VOCE IMAGINA.TODO DIA, A CEMIG ESTA AO SUE LADO. E EM MAIS LUGARES DO QUE VOCE IMAGINA.

Residential consumers: No. of consumers by value of invoice 14 In 2013, half of Cemig D’s residential consumers were billed less than R$ 60 per month – representing a total cost of less than R$ 2 /day per household, for these families. The adjustment of April 8, 2014 will increase that monthly expense to approximately R$ 68.50. TODO DIA, A CEMIG ESTA AO SEU LADO. E EM MAIS LUGARES DO QUE VOCE IMAGINA.TODO DIA, A CEMIG ESTA AO SUE LADO. E EM MAIS LUGARES DO QUE VOCE IMAGINA.

CEMIG DISTRIBUIÇÃO S.A. THE 2014 RETAIL TARIFF ADJUSTMENT ( THIS SPACE IS FOR YOUR QUESTIONS: ) THANK YOU! 15 TODO DIA, A CEMIG ESTA AO SEU LADO. E EM MAIS LUGARES DO QUE VOCE IMAGINA.TODO DIA, A CEMIG ESTA AO SUE LADO. E EM MAIS LUGARES DO QUE VOCE IMAGINA. THANK YOU!